Exhibit 99.3
LIMITED PARTNERSHIP AGREEMENT
EXTENDICARE HOLDING GENERAL PARTNER INC.
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EXTENDICARE TRUST
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Each and Every Person who is granted a limited partnership
interest in Extendicare Limited Partnership in accordance
with the terms of this Agreement
September 11, 2006

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION
1.1	Definitions	2
1.2	Interpretation	6
1.3	Tax Act	7
1.4	Number and Gender	8
1.5	Headings for Reference Only	8
1.6	Day Not a Business Day	8
1.7	Currency	8
1.8	Time of the Essence	8
1.9	Governing Law; Attornment	8

ARTICLE 2
FORMATION OF THE PARTNERSHIP
2.1	Formation of the Partnership	8
2.2	Name and Style	9
2.3	Principal Office	9
2.4	Addresses of Partners	9
2.5	Term of the Partnership	9
2.6	Amendment of the Declaration and this Agreement	9

ARTICLE 3
BUSINESS OF THE PARTNERSHIP
3.1	Business of the Partnership	10
3.2	Powers	10
3.3	Carrying on Business in Other Jurisdictions	10
3.4	Title to Property	11
3.5	Lease of Property	11

ARTICLE 4
UNITS
4.1	Classes of Units	11
4.2	Rights, Privileges, Restrictions and Conditions of the Class A Units	11
4.3	Rights, Privileges, Restrictions and Conditions of the Class B Units	12
4.4	Economic Equivalence	13
4.5	Take-over Bids and Acquisition Transactions	15
4.6	Fractional Units	16
4.7	Subdivision or Consolidation of Units	16
4.8	Additional Limited Partners	16
4.9	Refusal of Subscriptions	16
4.10	No Limited Partner Consent to Admit	16
4.11	Registrar and Transfer Agent	17
4.12	Issuance of Unit Certificates	17
4.13	Execution of Unit Certificates	17

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4.14	Delivery, Loss and Registration of Holders of Unit Certificates	17
4.15	Transfers of Units	18
4.16	Rejection of Transfers	19
4.17	No Duty to Execute Trusts	19
4.18	Registration	20
4.19	Continuing Liability After Transfer	20
4.20	Units as Security	20
4.21	Issue to Excluded Persons Void ab initio	20
4.22	Holders of Class B Units Not to Become an Excluded Person	20

ARTICLE 5
CAPITAL CONTRIBUTIONS AND ACCOUNTS
5.1	Partnership Capital	21
5.2	Initial Capital Contributions	21
5.3	Additional Capital Contributions	21
5.4	Advances to the Partnership	22
5.5	Capital Accounts	22
5.6	Current Accounts	22
5.7	Interest	23
5.8	Return of Capital	23
5.9	Right to Withdrawal of Capital	23
5.10	Deficit in Accounts	23

ARTICLE 6
ALLOCATIONS OF TAXABLE INCOME AND TAXABLE LOSS
6.1	Allocation of Taxable Income	23
6.2	Allocation of Taxable Loss	25
6.3	Timing of Allocations	25

ARTICLE 7
DISTRIBUTIONS
7.1	Distributions	25
7.2	Record Date and Payment Date	26
7.3	Manner of Payment	26
7.4	Tax Considerations on Non-Cash Distributions	26
7.5	Set-Off	27
7.6	Prohibition on Payments	27
7.7	Repayments	27
7.8	Withholding Rights	27
7.9	Notice Requirements for Certain Non-U.S. Persons	28

ARTICLE 8
FUNCTIONS AND POWERS OF THE PARTNERS
8.1	Investment Guidelines and Operating Policies	28
8.2	Authority of the General Partner	28
8.3	Rights, Powers and Obligations of the General Partner	28

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8.4	General Partner's Standard of Care	31
8.5	Delegation	32
8.6	Expenses of the Partnership	32
8.7	No Management or Control by Limited Partners	32
8.8	Limited Partner Not a General Partner	33
8.9	Compliance with Laws	33
8.10	Restriction Upon the General Partner	33
8.11	Removal of Restrictions	33
8.12	Ratification of Actions	33
8.13	Confidentiality of Information	34
8.14	Capital Expenditures	34
8.15	Banking Provisions	34

ARTICLE 9
ACCOUNTING AND REPORTING
9.1	Fiscal Year	34
9.2	Records of the Partnership	34
9.3	Annual Report and Income Tax Information	35
9.4	Appointment of Auditor	36

ARTICLE 10
LIABILITIES OF THE PARTNERS
10.1	Liability of General and Limited Partners	36
10.2	Indemnity of Partnership	37
10.3	Indemnity of General Partner	37
10.4	Indemnity of Limited Partners	39
10.5	Costs of Litigation	39
10.6	Negligent Acts	39
10.7	Admission of Negligent Acts	39
10.8	Notification of Potential Claim or Inquiry	39
10.9	Liability Insurance	40
10.10	Correction of Default by General Partner	40

ARTICLE 11
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PARTNERS
11.1	Representations, Warranties and Covenants of the General Partner	40
11.2	Representations, Warranties and Covenants of Initial Limited Partner	41
11.3	Representations, Warranties and Covenants of Limited Partners	41
11.4	Term of Representations	42

ARTICLE 12
PARTNERSHIP MEETINGS
12.1	Meetings	43
12.2	Notice	43
12.3	Place of Meetings	43
12.4	Record Dates	43

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12.5	Chair	44
12.6	Quorum	44
12.7	Voting Rights	44
12.8	Extraordinary Resolutions	45
12.9	Class Approval Rights	46
12.10	Minutes of Meetings	46
12.11	Binding Effect of Resolutions	47
12.12	Resolutions	47
12.13	Non-Prescribed Rules	47

ARTICLE 13
AMENDMENTS
13.1	Requirements for Amendments	47
13.2	Amendments Benefiting Limited Partners	48
13.3	Notice of Amendment	49

ARTICLE 14
CHANGE OF GENERAL PARTNER
14.1	Removal or Resignation of General Partner	49
14.2	Assignment of General Partnership Interest	50
14.3	Release	50
14.4	Non-Termination of the Partnership	50
14.5	Prohibition on Resignation	50

ARTICLE 15
DISSOLUTION
15.1	Dissolution Events	51
15.2	Rights of Limited Partners to ask for Dissolution	52
15.3	Termination	52

ARTICLE 16
POWER OF ATTORNEY
16.1	Power of Attorney to General Partner	52
16.2	Binding Effect of General Partner Representations	53
16.3	Execution, Transfer and Delivery of Documents, Certificates, Agreements and Instruments	54
16.4	Agreement to Ratify Acts of the General Partner	54
16.5	Ability to Exercise Power of Attorney	54
16.6	Successors and Assigns	54
16.7	Term of the Power of Attorney	54

ARTICLE 17
NOTICES
17.1	Notices	55

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ARTICLE 18
MISCELLANEOUS
18.1	Limitation of Liability of the Trust	56
18.2	Benefit and Binding	56
18.3	Time	56
18.4	Assignment	56
18.5	Entire Agreement	56
18.6	Severability	57
18.7	Further Assurances	57
18.8	Execution in Counterparts and by Facsimile	57
18.9	Partition	57
18.10	No Waiver	57
18.11	Remedies	57
18.12	Calculation of Time Periods	57
18.13	Notice by General Partner	58
18.14	Bennett Jones LLP Acting for More Than One Party	58
18.15	Language	58

LIMITED PARTNERSHIP AGREEMENT
     THIS AGREEMENT is made effective the 11th day of September, 2006,
AMONG:
EXTENDICARE HOLDING GENERAL PARTNER INC., a body corporate incorporated under the laws of Canada, with its head office in Markham, Ontario (the “General Partner”)
OF THE FIRST PART
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EXTENDICARE TRUST, a trust formed under the laws of the Province of Ontario, with its head office in Markham, Ontario (the “Initial Limited Partner”)
OF THE SECOND PART
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EACH AND EVERY PERSON who is granted a limited partnership interest in Extendicare Limited Partnership, the limited partnership formed by this Agreement
OF THE THIRD PART
     WHEREAS the parties have agreed to form a limited partnership to be known as “Extendicare Limited Partnership” for the purposes set forth herein;
     AND WHEREAS the initial General Partner of the Partnership shall be Extendicare Holding General Partner Inc. and the initial Limited Partner of the Partnership shall be Extendicare Trust;
     AND WHEREAS the Initial Limited Partner and the General Partner wish to enter into this Agreement to set forth the terms and conditions governing the operation of the business and affairs of the Partnership on and after the date hereof;
     NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION
1.1 Definitions
     For all purposes of this Agreement, including the recitals hereto, except as otherwise expressly provided or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fund Deed of Trust and the following additional terms shall have the following meanings:
(a)	“Acquisition Transaction” means the amalgamation, merger or other form of business combination involving the Fund, the Initial Limited Partner or the Partnership, any sale, lease, exchange or transfer of all or substantially all of the assets of the Fund, the Initial Limited Partner or the Partnership or any reorganization, recapitalization, liquidation or winding-up or other business combination involving the Fund, the Initial Limited Partner or the Partnership;

(b)	“Act” means the Limited Partnerships Act, R.S.O. 1990, c. L.16, as the same may be amended from time to time;

(c)	“Auditor” means such accountant who is a member, or a partnership whose partners are members, in good standing with the Canadian Institute of Chartered Accountants, who is appointed by the General Partner as auditor for the Partnership from time to time and who is also the auditor of the Fund and initially is KPMG LLP, Chartered Accountants;

(d)	“Board” means, at any time, the board of directors of the General Partner as then constituted;

(e)	“Business” means the business of the Partnership as described in Section 3.1;

(f)	“Capital” at any time, means the aggregate of the amounts set out in the Partners’ Capital Accounts as determined in accordance with Section 5.5;

(g)	“Capital Account” means the account to be maintained by the Partnership for each Partner as determined in accordance with Section 5.5;

(h)	“Capital Contribution” means, at a point in time and in relation to a Partner, the aggregate of the Contributed Amount contributed as capital by such Partner to the Partnership and “Capital Contributions” means the aggregate of all Contributed Amounts contributed by all Partners to the Partnership;

(i)	“Chair” shall have the meaning ascribed thereto in Section 12.5;

(j)	“Class A Units” means the Class A limited partnership units in the Partnership, having the rights, privileges, restrictions and conditions set forth herein;

(k)	“Class B Units” means the Class B limited partnership units in the Partnership, having the rights, privileges, restrictions and conditions set forth herein;

(l)	“Contributed Amount” means the amount of money and the fair market value of the property contributed by a Partner to the Partnership as a Capital Contribution, less all liabilities assumed by the Partnership pursuant to such Capital Contribution at the time of such Capital Contribution;

(m)	“Current Account” shall have the meaning ascribed thereto in Section 5.6;

(n)	“Declaration” shall have the meaning ascribed thereto in Section 2.1;

(o)	“Distributable Income” means, for any period, the net earnings of the Partnership and its consolidated subsidiaries, as determined in accordance with GAAP, adjusted as follows:
(i)	the following items shall be added back: depreciation of buildings and improvements and amortization of related intangibles, accretion expenses, realized and unrealized foreign currency losses, realized and unrealized losses on derivative financial instruments, provisions for the impairment of asset values, future income tax expense, losses on dispositions of assets, amortization of deferred financing costs, amortization of net discounts on long-term debt and non-cash Fund Unit-based compensation expenses and the principal portion of the capital funding payments received from any Governmental Authority; and

(ii)	the following shall be deducted: undistributed equity accounted earnings, realized and unrealized foreign currency gains, realized and unrealized gains on derivative financial instruments, future income tax credits or reductions, gains on dispositions of assets and amortization of any net premiums on long-term debt.
Other adjustments may be made as determined by the General Partner, in its discretion, including deducting any amount that the General Partner may reasonably consider to be necessary to provide for the payment of any costs and expenses that have been or are reasonably expected to be incurred in the activities and operations of the Partnership, and for reasonable reserves. Where appropriate, estimates may be made of Distributable Income by the General Partner where the actual amount has not been finally determined, which estimates shall be adjusted as of the subsequent Distribution Date when the amount of Distributable Income has been determined;

(p)	“Distribution Amount” means the amount of all declared and unpaid distributions on a Class B Unit that are declared on such Class B Unit and which are unpaid prior to the Redemption Date;

(q)	“Distribution Date” means, in respect of any Monthly Distribution Period, no later than the 15th day of the immediately following month and such other dates determined from time to time by the General Partner;

(r)	“Excluded Person” means a Person that is a:
(i)	Non-Resident;

(ii)	Tax-Exempt Person;

(iii)	a partnership;

(iv)	Person, an interest in which is a “tax shelter investment” for the purposes of the Tax Act; or

(v)	a Person which would acquire an interest in the Partnership as a “tax shelter investment” for the purpose of the Tax Act;
(s)	“Extraordinary Resolution” means either:
(i)	a resolution passed by not less than 66 2/3% of the votes cast by those Partners entitled to vote in respect of the resolution in person or represented by proxy at a duly convened meeting of Partners, or any adjournment thereof, called for the purpose of considering such resolution; or

(ii)	a resolution approved in writing in one or more counterparts by the Partners entitled to vote in respect of the resolution at a meeting of the Partners collectively holding not less than 66 2/3% of all Units entitled to vote on the resolution;
(t)	“Fund” means Extendicare Real Estate Investment Trust, a trust formed under the laws of the Province of Ontario;

(u)	“Fund Deed of Trust” means the deed of trust of the Fund dated September 11, 2006, as the same may be amended, restated, modified or supplemented from time to time;

(v)	“Fund Units” means the trust units of the Fund issued and outstanding at any time and from time to time;

(w)	“GAAP” means generally accepted accounting principles in effect in Canada determined with reference to the Handbook of The Canadian Institute of Chartered Accountants from time to time consistently applied;

(x)	“General Partner” means Extendicare Holding General Partner Inc., and includes any successor thereto or any other Person who may be appointed a general partner of the Partnership, from time to time;

(y)	“General Partnership Interest” means the interest of the General Partner in the Partnership;

(z)	“Indemnitee” has the meaning given to it in subsection 10.3(a);

(aa)	“Initial Limited Partner” means the Trust and includes any successor thereto;

(bb)	“Limited Partners” means the Initial Limited Partner and each Person who is admitted to the Partnership from time to time as a limited partner of the Partnership and “Limited Partner” means any one of them;

(cc)	“Monthly Distribution Period” means each calendar month in each calendar year, from and including the first day thereof and to and including the last day thereof, provided that the first Monthly Distribution Period will begin on (and include) the Effective Date and will end on (and include) the last day of the calendar month following the calendar month in which the Effective Date occurs;

(dd)	“Net Income” or “Net Loss” in respect of any fiscal year, means, respectively, the amount of income or loss of the Partnership for such year determined by the General Partner in accordance with GAAP;

(ee)	“Non-Resident” means a Person who is not a resident of Canada for purposes of the Tax Act;

(ff)	“Ordinary Resolution” means either:
(i)	a resolution passed by a majority of the votes cast by those Partners entitled to vote in respect of the resolution in person or represented by proxy at a duly convened meeting of Partners, or any adjournment thereof, called for the purpose of considering such resolution; or

(ii)	a resolution approved in writing in one or more counterparts by the Partners entitled to vote in respect of the resolution at a meeting of the Partners collectively holding the majority of the Units entitled to vote on the resolution;
(gg)	“Partners” means, collectively, the General Partner, the Limited Partners, any Person who becomes a successor or substituted Partner pursuant to the terms of this Agreement and such other Persons as may, form time to time, be admitted to the Partnership pursuant to the provisions of this Agreement, and “Partner” means any one of them;

(hh)	“Partnership” means Extendicare Limited Partnership, a limited partnership formed pursuant to this Agreement and the Act;

(ii)	“Redemption Date” means the date that is the earliest of (i) the date that is five years after the Effective Date, and (ii) the date, if any, established by the General Partner for the redemption by the Partnership of all but not less than all of the outstanding Class B Units pursuant to subsection 4.3(f), provided that the General Partner may not establish a Redemption Date under (ii) above unless at the time there are outstanding fewer than 5% of the number of Class B Units as were outstanding immediately following the Effective Date;

(jj)	“Redemption Price” has the meaning given to it in subsection 4.3(f);

(kk)	“Register” means the register of Partners maintained pursuant to subsection 4.11(b);

(ll)	“Registrar” means the registrar appointed under the Business Names Act, R.S.O., 1990, c. L.16 s.1;

(mm)	“Registrar and Transfer Agent” means any registrar and transfer agent of the Units appointed by the General Partner, and if no registrar and transfer agent is appointed, the General Partner;

(nn)	“Taxable Income” or “Taxable Loss” in respect of any fiscal year, means, respectively, the amount of income or loss of the Partnership for such year determined by the General Partner in accordance with the provisions of the Tax Act, including the amount of gain or loss from the disposition of capital property of the Partnership and after deducting any expenses of the Partnership;

(oo)	“Tax-Exempt Person” means a Person that is generally exempt from tax under Part I of the Tax Act (including, without limitation, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans);

(pp)	“Transfer Form and Power of Attorney” has the meaning given to it in paragraph 4.15(a)(i);

(qq)	“Trust” means Extendicare Trust, a trust formed under the laws of the Province of Ontario;

(rr)	“Units” means, collectively, the Class A Units and the Class B Units, and a “Unit” means any one of them; and

(ss)	“Unit Certificate” means a certificate approved by the General Partner specifying the number of Units held by a Partner.
1.2 Interpretation
     For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:
(a)	“this Agreement” means this limited partnership agreement as it may from time to time be supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(b)	the words “herein”, “hereof”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(c)	the word “including”, when following any general statement, term or matter, shall not be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (e.g. “without limitation”, or “but not limited to” or words of similar import) is used with reference thereto but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(d)	all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

(e)	any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time and to any statute or regulation that may be passed which has the effect of supplementing or superseding that statute so referred to or the regulations made pursuant thereto;

(f)	any reference to an entity shall include and shall be deemed to be a reference to any entity that is a successor to such entity;

(g)	if at any time and from time to time the Partnership has more than one general partner, all references to “General Partner” shall be read and construed in the plural;

(h)	Persons shall be deemed not to be dealing “at arm’s length” with one another if they would not be dealing at arm’s length with one another for purposes of the Tax Act; and

(i)	any reference to “approval”, “authorization” or “consent” of the General Partner means the written approval, written authorization or written consent of the General Partner, respectively.
1.3 Tax Act
     Any reference in this Agreement to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. If there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the General Partner may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force. Any reference in this Agreement to a particular provision of the Tax Act shall, to the extent applicable, also include a reference to any applicable and corresponding provision of the income tax laws of a province or territory of Canada.

1.4 Number and Gender
     In this Agreement, unless otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing a gender shall include the feminine, masculine and neuter genders.
1.5 Headings for Reference Only
     The division of this Agreement into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.6 Day Not a Business Day
     If any day on which any determination is to be made or any action is required to be taken hereunder is not a Business Day, then such determination shall be made or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.
1.7 Currency
     All references in this Agreement to “dollars” or “$” are to Canadian dollars, unless otherwise noted.
1.8 Time of the Essence
     Time shall be of the essence in this Agreement.
1.9 Governing Law; Attornment
     This Agreement and the Unit Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Ontario.
ARTICLE 2
FORMATION OF THE PARTNERSHIP
2.1 Formation of the Partnership
     The General Partner and the Initial Limited Partner have agreed to, and do hereby, form a limited partnership under the Act and the rights and liabilities of the Partners shall be as provided under the Act and pursuant to Applicable Laws, except as otherwise expressly stated in this Agreement. The Partners acknowledge and confirm that the Partnership has been formed by a declaration of limited partnership (the “Declaration”) filed with the Registrar on September 11, 2006 in accordance with the Act.

2.2 Name and Style
     The principal name and style of the Partnership shall be “Extendicare Limited Partnership”. The name and style of the Partnership may be changed at any time and from time to time in the discretion of the General Partner. The General Partner shall forthwith execute and cause to be filed or registered any assumed or fictitious names, certificates or other documents, instruments or notices as may be required by Applicable Laws or as may be necessary or appropriate in connection with this Agreement and the transaction of the Business of the Partnership. The Business shall be conducted solely under such name and all assets of the Partnership shall be held under such name unless otherwise herein provided.
2.3 Principal Office
     The location of the principal office of the Partnership will be 3000 Steeles Avenue East, Markham, Ontario L3R 9W2 or such other place or places in Canada as the General Partner may determine. Written notice of any change in such office shall be given to each Limited Partner at its address shown on the Register.
2.4 Addresses of Partners
     The address of a Partner shall be that shown opposite its name in the Register. The address of a Limited Partner may be changed for the purposes of this Agreement by giving written notice to that effect to the General Partner. The address of the General Partner may be changed for the purposes of this Agreement to any other address in the Province of Ontario by giving written notice to that effect to the Limited Partners. The current address of all the Partners is:
3000 Steeles Avenue East
Markham, Ontario
L3R 9W2
2.5 Term of the Partnership
     The Partnership commenced on September 11, 2006 will carry on business until it is dissolved and liquidated in accordance with the terms of this Agreement and the Act.
2.6 Amendment of the Declaration and this Agreement
     The Declaration and this Agreement shall be amended on the occurrence of one or more of the events set forth herein, in the Act or by any Applicable Laws requiring the same. The General Partner shall, promptly following the occurrence of any event requiring cancellation or amendment of the Declaration, this Agreement or the preparation of any other declaration, certificate or amendment, sign and acknowledge on behalf of all Partners a writing conforming to the requirements of the Act or Applicable Law and shall file and record such writing as required.

ARTICLE 3
BUSINESS OF THE PARTNERSHIP
3.1 Business of the Partnership
     The business of the Partnership (the “Business”) will consist of:
(a)	participating in the Arrangement as contemplated by the Arrangement Agreement and the Plan of Arrangement;

(b)	to carry on the business of providing long-term care and accommodation and other related services in Canada and the United States of America, including nursing, assisted living and chronic care operations, development and management;

(c)	in connection with such business and ancillary activities owning, operating and leasing assets, properties, projects and ventures in Canada and the United States of America;

(d)	managing and making investments and holding direct or indirect rights in Persons involved in the business of long-term care and related activities in Canada and the United States of America;

(e)	providing financial assistance to the Fund and/or any subsidiaries of the Fund;

(f)	temporarily holding cash and short-term investments in accordance with a policy from time to time determined by the General Partner and other securities for the purposes of paying the expenses and the liabilities of the Partnership, or making distributions to Partners;

(g)	performing all acts necessary, incidental, ancillary or related to any of the foregoing subsections (a) through (f); and

(h)	such other business from time to time as the General Partner determines to be appropriate for the Partnership.
3.2 Powers
     Except as otherwise provided in this Agreement, the Partnership shall have the power, without limitation, to do any and every act and thing necessary, proper, convenient or incidental to the accomplishment of the Business.
3.3 Carrying on Business in Other Jurisdictions
     The Partnership shall not carry on business in any jurisdiction unless, in the opinion of counsel to the Partnership, the laws of that jurisdiction limit the liability of the Limited Partners to the same extent that such Limited Partners may enjoy limited liability under the laws of the

Province of Ontario and unless the General Partner has taken all steps which may be required by the laws of that jurisdiction for the Limited Partners to benefit from such limited liability.
3.4 Title to Property
Without altering or affecting the rights, titles and interests hereby, the Partners hereby agree that the assets of the Partnership may be held in the name of the General Partner, as nominee for the Partnership, and for the use and benefit of the Partners in accordance with the terms and provisions hereof, until such time as the General Partner determines that it is appropriate or advisable for the assets to be held or registered in the name of the Partnership, another nominee or otherwise. The General Partner declares and warrants that any assets of the Partnership of which legal title is held in the name of the General Partner shall be held by the General Partner as agent of the Partnership for the use and benefit of the Partnership in accordance with the provisions of this Agreement. Such holding of the assets will not prevent the vesting of the legal and beneficial title thereto in the Partnership in the manner and at the time that may be otherwise herein provided. No Partner shall have any ownership in the assets of the Partnership or any portion thereof. All of the assets of the Partnership shall be recorded as the property of the Partnership on its books and records, irrespective of the name in which legal title to such assets is held.
3.5 Lease of Property
     The General Partner may lease property to the Partnership. The terms of any such lease shall be on such terms as the General Partner determines in its sole discretion.
ARTICLE 4
UNITS
4.1 Classes of Units
     The authorized capital of the Partnership shall consist of the General Partnership Interest, an unlimited number of units designated as “Class A Units” and an unlimited number of units designated as “Class B Units”. Each Unit will represent an interest in the Partnership having the rights, privileges, restrictions and conditions set forth herein. Except as otherwise specified in this Agreement, each Unit shall rank equally with all other Units and shall entitle the holder thereof to the same rights and obligations as the holder of any other Unit, and no holder of a Unit will have any preference, priority or right in any circumstance over any other Limited Partner in respect of the Units held by it.
4.2 Rights, Privileges, Restrictions and Conditions of the Class A Units
     The Class A Units will have the following additional rights, privileges, restrictions and conditions:
(a)	holders of the Class A Units shall have the right to receive notice of and to attend any meetings of the Partners of the Partnership and will be entitled to one (1) vote for each Class A Unit held in respect of all matters to be decided by the Partners;

(b)	holders of Class A Units will have the right to receive allocations of Net Income, Net Loss, Taxable Income and Taxable Loss as provided in this Agreement; and

(c)	holders of Class A Units will have the right to share in returns of capital and to share in any distributions to Partners and to receive the remaining property of the Partnership on liquidation, dissolution or winding-up in accordance with the terms of this Agreement.
4.3 Rights, Privileges, Restrictions and Conditions of the Class B Units
     The Class B Units will have the following additional rights, privileges, restrictions and conditions:
(a)	except in the limited circumstances provided in Article 12 and Section 13.1, holders of the Class B Units shall not have the right to receive notice of and to attend any meetings of the Partners of the Partnership and the Class B Units shall be non-voting;

(b)	holders of Class B Units will have the right to receive allocations of Net Income, Net Loss, Taxable Income and Taxable Loss as provided in this Agreement; and

(c)	holders of Class B Units will have the right to share in returns of capital and to share in any distributions to Partners and to receive the remaining property of the Partnership on liquidation, dissolution or winding-up in accordance with the terms of this Agreement;

(d)	subject to subsections 4.3(f) and (g), holders of Class B Units shall be entitled, at any time and from time to time, to exchange all or a portion of the Class B Units held by them for Fund Units on a one-for-one basis, subject to adjustment, in accordance with the terms and conditions of the Class B Units and the Exchange and Support Agreement;

(e)	the Class B Units shall have attached thereto an equivalent number of Special Voting Units in the Fund;

(f)	subject to subsection 4.3(g) and Applicable Law, the Partnership will on the Redemption Date redeem all but not less than all of the then outstanding Class B Units for an amount (the “Redemption Price”) per Class B Unit equal to the sum of (i) the “market price” of a Fund Unit on the last Business Day prior to the Redemption Date, plus (ii) the Distribution Amount, less any applicable withholding taxes, which Redemption Price will be satisfied in full by the Partnership causing to be delivered to each holder of Class B Units a certificate or certificates representing one (1) Fund Unit (as payment of that portion of the Redemption Price which is equal in amount to the “market price” of a Fund Unit on the last Business Day prior to the Redemption Date) together with a cheque of the Partnership in respect of the remaining portion, if any, of the Redemption Price for each Class B Unit held by such holder. In any case of a redemption of Class B Units under this subsection 4.3(f), the Partnership will, at least ten (10) Business Days before the Redemption Date, send or cause to be sent to each holder of Class B Units a notice in writing of the redemption by the Partnership of the Class B Units held by such holder. On or after the Redemption Date, the Partnership will, upon presentation and surrender at the principal office of the Partnership of the Unit Certificates representing the Class B Units to be redeemed together with such additional documents and instruments as the Partnership may reasonably require, cause to be delivered to the holders of such Class B Units payment of the Redemption Price (as hereinbefore provided) for each such Class B Unit. On and after the Redemption Date, a holder of Class B Units called for redemption will thereafter cease to be a holder of such Class B Units and will not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive the Redemption Price. The Partnership will have the right at any time after the sending of notice of its intention to redeem the Class B Units as aforesaid to deposit or cause to be deposited the consideration (as hereinbefore provided) for the total Redemption Price for the Class B Units so called for redemption, or of such of the said Class B Units represented by Unit Certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Redemption Date, the Class B Units in respect whereof such deposit has been made will be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, will be limited to receiving their proportionate share of the total Redemption Price for such Class B Units so deposited, against presentation and surrender of the said Unit Certificates held by them, respectively, in accordance with the foregoing provisions; and

(g)	notwithstanding subsections 4.3(d) and (f), holders of Class B Units will not be entitled to exchange their Class B Units for Fund Units, and the Partnership will not be required to pay the Redemption Price to the holders of Class B Units, if such action would jeopardize the Fund’s status as a “unit trust” or “mutual fund trust” under the Tax Act. If this subsection 4.3(g) applies, the rights of a holder of Class B Units will remain unaffected until such time as the holder shall be entitled to exchange all or a portion of the Class B Units held by them for Fund Units in accordance with the terms and conditions of the Exchange and Support Agreement or receive payment of the Redemption Price in accordance with subsection 4.3(f), as the case may be.
4.4 Economic Equivalence
(a)	So long as there are Class B Units outstanding, if the Fund shall:
(i)	issue or distribute Fund Units or Exchangeable Securities to the holders of all or substantially all of the then outstanding Fund Units by way of distribution (other than the issue of Fund Units to unitholders of the Fund as a distribution in lieu of a cash distribution pursuant to subsection 6.7(a) of the Fund Deed of Trust and to which subsection 3.8(a) of the Fund Deed of Trust applies, as both of those subsections exist on the date hereof); or

(ii)	issue or distribute to the holders of all or substantially all of the then outstanding Fund Units (i) rights, options or warrants, including those entitling the holder to subscribe for or to purchase Fund Units or Exchangeable Securities, (ii) units or securities of the Fund of any class other than Fund Units, (iii) evidences of indebtedness of the Fund, or (iv) Fund Assets (except in accordance with the distribution or redemption provisions of the Fund Deed of Trust);
then the General Partner shall take all steps necessary to ensure that the economic equivalent (as determined by the Board as contemplated in subsection 4.4(d)) of such securities or other assets to be issued or distributed are simultaneously issued or distributed to holders of the Class B Units.

(b)	So long as there are Class B Units outstanding, if the Fund shall:
(i)	subdivide, redivide or change the then outstanding Fund Units into a greater number of Fund Units; or

(ii)	reduce, combine, consolidate or change the then outstanding Fund Units into a lesser number of Fund Unit, other than pursuant to subsection 3.8(a) of the Fund Deed of Trust; or

(iii)	reclassify, amend the terms of, or otherwise change the Fund Units into other securities or effect any other capital reorganization or effect an arrangement, merger, reorganization or other transaction affecting Fund Units or resulting in their reclassification;
then the General Partner shall cause the same change or an economically equivalent change (as determined by the Board as contemplated in subsection 4.4(d)) to be made simultaneously to, or in the rights of the holders of, the Class B Units to ensure that holders of Class B Units will be entitled to receive the kind and number or amount of securities that they would have been entitled to receive as a result of such transaction if, on the effective date thereof, they had been the registered holder of the number of Fund Units that they would have received had such Class B Unit been redeemed or exchanged for Fund Units immediately before the effective date of any such transaction.

(c)	So long as there are Class B Units outstanding, the Partnership shall ensure, in the case of any event referred to above in subsections 4.4(a) and (b), that such event is declared or announced by the Partnership to each holder of Class B Units immediately and contemporaneously with any announcement of such event by the Fund to its unitholders and/or the public.

(d)	The Board shall determine, in good faith, economic equivalence for the purposes of any event referred to in this Section 4.4 and each such determination will be conclusive and binding on the holders of Class B Units. In making each such determination, the Board shall consider, without excluding other factors determined by the Board to be relevant, the following factors:
(i)	in the case of any distribution payable in Fund Units, the number of such units issued in proportion to the number of Fund Units previously outstanding;

(ii)	in the case of any subdivision, redivision or change of the then outstanding Fund Units into a greater number of Fund Units or the reduction, combination, consolidation or change of the then outstanding Fund Units into a lesser number of Fund Units or any arrangement, merger, reorganization or other transaction affecting Fund Units, the effect thereof upon the then outstanding Fund Units;

(iii)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Fund Units or Exchangeable Securities, the relationship between the exercise price of each such right, option or warrant and the then market price of a Fund Unit;

(iv)	in the case of the issuance or distribution of any other form of property (including any evidences of indebtedness of the Fund or any Fund Assets), the relationship between the fair market value of such property (as determined by the Board) to be issued or distributed with respect to each outstanding Fund Unit and the market price of a Fund Unit; and

(v)	in all cases, the general taxation consequences of the relevant event to holders of the Class B Units to the extent that such consequences may differ from taxation consequences of the holders of Fund Units and/or Class B Units generally, except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Class B Units.
(e)	For greater certainty, the adjustments provided for in this Section 4.4 will be cumulative.
4.5 Take-over Bids and Acquisition Transactions
(a)	If a take-over bid (as such term is defined in the Fund Deed of Trust) is made for the Fund Units or upon the occurrence of an Acquisition Transaction, the General Partner will, pursuant to the provisions hereof, take such steps as it may deem necessary to permit the holders of Class B Units to convert, exercise or exchange (including conditionally) Class B Units in accordance with the provisions of the Exchange and Support Agreement for the purpose of tendering the Fund Units acquired on such conversion, exercise or exchange to such take-over bid or participating in such Acquisition Transaction.

(b)	The provisions of Section 14.11 of the Fund Deed of Trust are hereby incorporated by reference into this Agreement and deemed to be an integral part hereof and will be binding upon the Limited Partners and the General Partner, who is authorized to and must take all such action as may be necessary to give effect to such provisions.
4.6 Fractional Units
     No fractional Units or other interests in the Partnership may be issued.
4.7 Subdivision or Consolidation of Units
     The General Partner may at any time subdivide or consolidate the Units on such basis as the General Partner in its discretion may determine, provided that the General Partner shall not subdivide, redivide, reduce, combine, consolidate or change the then outstanding Class B Units into a greater or lesser number of Class B Units unless an equivalent change on a pro rata basis has been made to the Fund Units in the manner contemplated by Section 4.4. After any subdivision or consolidation, the General Partner shall give to each Limited Partner such notice thereof as the General Partner in its discretion may consider reasonable in the circumstances.
4.8 Additional Limited Partners
     The General Partner may admit additional Limited Partners from time to time by the issue of Units, may determine the terms and conditions of the offering and sale of the Units and may do all such things as may be necessary or advisable to give effect to such offering and sale (including, without limitation, the filing of any prospectus or offering memorandum (or any amendment thereto), the payment of issue expenses and the entry into of agreements to pay commissions with respect to the offering or sale of Units) and any such acts done are hereby ratified and confirmed. Each Person subscribing for Units must complete, execute and deliver to, or to the order of, the General Partner such documents deemed necessary by the General Partner to comply with the terms and conditions of issue, to evidence their acceptance of the terms of this Agreement and to comply with any Applicable Laws. A subscriber for Units shall become a Limited Partner upon the acceptance by the General Partner of the aforesaid documents and the amendment of the Declaration, if necessary, to include the subscriber as a Limited Partner in accordance with the Act and, thereupon, the Limited Partners hereby consent to the admission of, and will admit, additional Limited Partners to the Partnership without further act of the Partners.
4.9 Refusal of Subscriptions
     The General Partner may, in its discretion for any reason, refuse to accept any subscription for additional Units. No subscription for additional Units will be accepted by the General Partner if the subscriber is an Excluded Person.
4.10 No Limited Partner Consent to Admit
     No action or consent of the Limited Partners will be required for the admission at any time or from time to time of Limited Partners.

4.11 Registrar and Transfer Agent
(a)	The General Partner may appoint a trust company or other qualified corporation to be the Registrar and Transfer Agent upon such terms and conditions as the General Partner considers appropriate. The General Partner may from time to time terminate the engagement of a particular Registrar and Transfer Agent and engage another. If no such Registrar and Transfer Agent is appointed, the General Partner will act as Registrar and Transfer Agent.

(b)	The Registrar and Transfer Agent will maintain the register, record issues and transfers of Units (collectively, the “Register”) and carry out such other formalities related to the records of the Partnership as is agreed between the Registrar and Transfer Agent and the General Partner. A copy of the Register shall, at all times, be kept at the principal office of the Partnership at the address set forth in Section 2.3.
4.12 Issuance of Unit Certificates
(a)	The General Partner will adopt forms of Unit Certificates to be used by the Partnership to represent the Units.

(b)	The Registrar and Transfer Agent will, within 30 days after the acceptance of a Limited Partner, issue Unit Certificates to the Limited Partner.

(c)	No certificate shall be issued to evidence the General Partnership Interest.
4.13 Execution of Unit Certificates
     Every Unit Certificate must be signed by at least one officer or director of the General Partner and by at least one authorized representative of the Registrar and Transfer Agent (if the General Partner is not the Registrar and Transfer Agent), but any signature, other than that of the authorized representative of the Registrar and Transfer Agent, appearing thereon may be mechanically reproduced, and the validity of a Unit Certificate will not be affected by reason that a Person whose signature is so reproduced is deceased or no longer holds the office which he or she held when the reproduction of his or her signature was authorized.
4.14 Delivery, Loss and Registration of Holders of Unit Certificates
(a)	A Unit Certificate may be sent by registered or first class prepaid mail or delivered to the order of a Partner, and none of the General Partner, the Partnership or the Registrar and Transfer Agent will be liable for any damages, whether direct or indirect, by a Partner that results from the loss of a Unit Certificate by reason that it is so sent.

(b)	If any Unit Certificate is lost, mutilated, stolen or destroyed, the Registrar and Transfer Agent will issue a replacement Unit Certificate to a Partner upon receipt of evidence satisfactory to the Registrar and Transfer Agent of such loss, mutilation, theft or destruction, and upon receiving such indemnification as the

Registrar and Transfer Agent and General Partner deem appropriate in the circumstances.
4.15 Transfers of Units
(a)	Subject to Sections 4.16, subsection 11.2(b) and all Applicable Laws:
(i)	a Limited Partner may transfer all or part of its Units only by delivering to the Registrar and Transfer Agent the Unit Certificate representing the Unit or Units to be transferred together with a form acceptable to the General Partner, including a power of attorney (the “Transfer Form and Power of Attorney”), or the Transfer Form and Power of Attorney alone if the Unit Certificate has not yet been issued, duly completed and executed by both parties to such transfer with the signature of the transferor;

(ii)	Units may not be transferred to a Person that is an Excluded Person and the transferee of Units must deliver to the General Partner such documents (including, without limitation, a statutory declaration of residency) as the General Partner may require to evidence that the Transferee is not an Excluded Person;

(iii)	the effective date of any transfer is the day on which all necessary documentation respecting such transfer has been filed or completed in accordance with Applicable Laws, as of which date the transferee will become a Limited Partner and will be deemed to have been accepted as such by every other Limited Partner;

(iv)	any transfer of a Unit shall be at the expense of the transferee (provided, however, that the Partnership shall be responsible for all costs in relation to the preparation of any amendment to the Register and similar documents in other jurisdictions); and

(v)	no transfer of Units will be accepted by the Registrar and Transfer Agent after notice of dissolution of the Partnership is given to the Limited Partners.
(b)	Notwithstanding subsection 4.15(a), the Class B Units (and the Special Voting Units that accompanying them) shall not be transferable unless:
(i)	such transfer would not require the transferee to make an offer to Unitholders to acquire Fund Units on the same terms and conditions under applicable securities laws if such Class B Units, and all other Class B Units then outstanding, were converted into Fund Units at the then current exchange ratio in effect under the Exchange and Support Agreement immediately prior to such transfer; or

(ii)	the transferee acquiring such Class B Units makes a contemporaneous and identical offer for Fund Units to the registered holders thereof (in terms of price, timing, proportion of securities sought to be acquired and conditions), and does not acquire such Class B Units unless the transferee also acquires a proportionate number of Fund Units actually tendered to such identical offer.
(c)	A transferee of Units will automatically become bound and subject to this Agreement and the Exchange and Support Agreement (if applicable in respect of the transfer of any Class B Units), without execution of further instruments.

(d)	In the case of a transfer of less than all of the Units represented by a Unit Certificate, a new Unit Certificate for the balance of Units retained by the transferor will be issued.

(e)	This Section 4.15 does not apply to a transfer of Units made:
(i)	in connection with the Arrangement, pursuant to the Exchange and Support Agreement, or pursuant to the redemption by the Partnership of Class B Units in accordance with Section 4.3(f); or

(ii)	in connection with or contemporaneously with the purchase of Fund Units and/or Class B Units pursuant to a take-over bid (as such term is defined in the Fund Deed of Trust).
4.16 Rejection of Transfers
(a)	The General Partner shall have the right, in its sole and absolute discretion, to reject any transfer, in whole or in part, for any reason, including the General Partner’s belief that the representations and warranties provided by a transferee in the Transfer Form and Power of Attorney are untrue or the transferee is an Excluded Person. No transfer of Units will be accepted by the General Partner if the transferee is an Excluded Person.

(b)	The General Partner has the right to deny any transfer where there has been default in payment of any amount to the Partnership by the transferor or the transferee, until all amounts required to be paid (including interest, if any) have been paid in full.
4.17 No Duty to Execute Trusts
     Subject to Section 4.20, the General Partner will not be bound to see to the execution of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are subject, to ascertain or inquire whether any sale or transfer of any such Units or interest therein by a Limited Partner or its personal representatives is authorized by such trust, charge, pledge or equity or to recognize any Person having any interest therein except for the Person recorded as such Limited Partner. No transfer will relieve the transferor from any obligations to the Partnership incurred prior to the transfer becoming effective.
4.18 Registration
     Where a Person becomes entitled to a Unit on the incapacity, death or bankruptcy of a Limited Partner, or otherwise by operation of law, in addition to the other requirements hereof, such entitlement will not be recognized or entered in the Register evidencing ownership of the Units until that Person has produced evidence satisfactory to the Registrar and Transfer Agent of such entitlement and otherwise complies with the provisions of Section 4.15.
4.19 Continuing Liability After Transfer
     A transferor of Units will remain liable for reimbursement to the Partnership of any amounts distributed to it by the Partnership that may be necessary to restore the Capital of the Partnership to the amount existing immediately prior to such distribution, if such distribution resulted in reduction in the Capital of the Partnership and in the inability of the Partnership to pay its debts as and when such debts become due.
4.20 Units as Security
     A Partner may, mortgage, pledge, charge or grant a security interest in a Unit as security for a loan to or an obligation of such Partner. If a Unit becomes subject to such security, the General Partner will deliver, upon receipt of a written request from the Limited Partner, to the Person specified by the Limited Partner in the written request, a written acknowledgment of a notice of the mortgage, pledge, charge or security interest and confirmation that, upon receipt by the General Partner of a written order from that Person setting forth an address for payment in Canada, all distributions by the Partnership in respect of the Unit thereafter will be made to that Person at that address, or at such other address in Canada as that Person from time to time advises the General Partner in writing, until that Person delivers to the General Partner a written release from such acknowledgment and order. The Limited Partner, by delivering the written request to the General Partner, will thereby be authorizing the General Partner to make, and consenting to the making of, all distributions so made.
4.21 Issue to Excluded Persons Void ab initio
     Should any Units be issued or purported to be issued to a Person (whether legally, beneficially, as agent or nominee) that is an Excluded Person at the time of the issuance or purported issuance, then such issuance or purported issuance of Units shall immediately be cancelled and be void ab initio and such Person shall be deemed to have initially subscribed for the equivalent number of Fund Units. Such cancelled Units will not be entitled to receive any distributions from the Partnership and the former holder of such cancelled Units shall be deemed to have (i) refunded to the Partnership any distributions from the Partnership that were paid in respect of such Units and (ii) received all distributions of cash that were made by the Fund in respect of the Fund Units deemed to have been so initially subscribed for since the date of such subscription.

4.22 Holders of Class B Units Not to Become an Excluded Person
     If at any time any Partner who holds Class B Units becomes or proposes to become an Excluded Person, such Partner covenants, agrees and undertakes that it will immediately notify the General Partner that it is, or that it intends to become, an Excluded Person. Upon the General Partner becoming aware or otherwise determining that a Partner proposes to become an Excluded Person or upon a Partner failing to provide evidence satisfactory to the General Partner that the Partner is not an Excluded Person, the Partner will be required to immediately exchange such Partner’s Class B Units for Fund Units in accordance with the provisions of the Exchange and Support Agreement. Upon a Partner who holds Class B Units becoming an Excluded Person such Partner shall be deemed to have exchanged his/her/its Class B Units for Fund Units in accordance with the provisions of the Exchange and Support Agreement (and ceased to be a Partner) with effect immediately before the date of becoming an Excluded Person and such Class B Units shall be deemed conclusively not to be outstanding with effect immediately before such date, and the former holder of such Class B Units shall not be entitled to any distributions from the Partnership from such date onwards and shall be deemed to have (i) refunded to the Partnership any distributions from the Partnership received by such holder following such date (provided, however, that holders of other Units shall not be entitled to any portion of such distributions) and (ii) received all distributions of cash that were made by the Fund in respect of the Fund Units for which the Class B Units are exchanged since that date.
ARTICLE 5
CAPITAL CONTRIBUTIONS AND ACCOUNTS
6.1 Partnership Capital
     The Capital of the Partnership will consist of the Capital Contributions made by the Partners which shall consist of the property or proceeds received by the Partnership from the sale or distribution of Units to its Partners. Where the subscription price for Units is satisfied by non-cash consideration, the amount of the Capital Contribution of such Limited Partner shall be the amount determined by the General Partner in its sole discretion.
6.2 Initial Capital Contributions
     The General Partner shall initially contribute $1.00 in cash to the Partnership in exchange for the issuance of the General Partnership Interest which amount shall be added to the Capital Account to be maintained for the General Partner. The Initial Limited Partner shall initially contribute $10.00 in cash to the Partnership in exchange for the issuance of one (1) Class A Unit which amount shall be added to the Capital Account to be maintained for the Initial Limited Partner.
6.3 Additional Capital Contributions
(a)	The Partnership, to the extent the General Partner may determine, may accept additional Capital Contributions; provided, however, that no Limited Partner shall be obligated to make any Capital Contribution in excess of its initial Capital Contribution, nor may a Limited Partner substitute an assignee as a contributor in its place. The General Partner shall have no obligation to contribute to the Capital of the Partnership, but may subscribe for and acquire Units or purchase Units.

(b)	Amounts received by the Partnership pursuant to subsection 5.3(a) shall be Capital Contributions of the Partners who provided the same.

(c)	Notwithstanding any exchanges or redemptions of Class B Units, any Capital Contribution made by a Limited Partner shall not affect the rights of the General Partner in any way.
6.4 Advances to the Partnership
     If any Limited Partner shall advance funds to the Partnership in addition to the Limited Partner’s Capital Contribution, the making of the advances shall not result in any increase in the Capital Contribution of the Limited Partner. The amounts of any such advance in addition to such Partner’s Capital Contribution shall be a debt of the Partnership to the Limited Partner and shall be payable or collectible only out of the assets of the Partnership in accordance with the terms and conditions upon which the advances are made. Default by the Partnership in repayment of such an advance shall not give the Limited Partner the right to demand or receive the return of any part of the Capital Account or Capital Contributions of such Limited Partner.
6.5 Capital Accounts
     A separate capital account (a “Capital Account”) shall be established on the books of the Partnership for each Partner and shall initially be credited with the Partner’s initial Capital Contribution to the Partnership and such Capital Accounts shall be maintained in accordance with GAAP. The General Partner will also credit the Capital Account of a Limited Partner for all additional Capital Contributions made by such Limited Partner to the Partnership. The General Partner will debit the Capital Account of a Limited Partner for any Contributed Amounts returned to such Limited Partner from time to time. In the event that Units are transferred, the Capital Account of the transferor and the transferee shall be adjusted appropriately. In the event that a Partner is both a General Partner and a Limited Partner or where a Limited Partner holds both Class A Units and Class B Units, the Partnership shall maintain a separate Capital Account for such Partner in respect of its General Partnership Interest and Units or Class A Units and Class B Units, as the case may be, as if such securities were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Capital Account or Capital Accounts as the context requires.
6.6 Current Accounts
     A separate current account (a “Current Account”) shall be established on the books of the Partnership for each Partner and maintained by the General Partner for each Partner. All allocations of Net Income shall be credited and allocations of Net Loss and amounts of Distributable Income (other than returns of capital) shall be debited to the Current Account of the Partner for whom the allocation or to whom the distribution was made. Where a Partner is both a General Partner and a Limited Partner or where a Limited Partner holds both Class A Units and Class B Units, the Partnership shall maintain a separate Current Account for such Partner in respect of its General Partnership Interest and Units or Class A Units and Class B Units, as the

case may be, as if such securities were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Current Account or Current Accounts as the context requires. No Limited Partner shall be responsible for any losses of any other Limited Partner, nor share in the allocation of Net Income, Net Loss, Taxable Income or Taxable Loss attributable to the Units of any other Limited Partner.
6.7 Interest
     No Partner shall be entitled to interest on the amount of its Capital Account or Current Account.
6.8 Return of Capital
     Except as provided herein, a Partner is not entitled to the return of any amounts comprising its Capital Account. Notwithstanding the foregoing, the General Partner may return any amounts comprising all or a part of a Partner’s Capital Account from time to time if it so determines. No Limited Partner shall have any priority over any other Limited Partner to a return of any amounts comprising its Capital Account or to compensation by way of income. Amounts held in a Capital Account which are not repaid are not a liability of the Partnership or of any Partner. A Partner is not required to contribute or to lend any cash or property to the Partnership to enable the Partnership to return any amounts comprising Partner’s Capital Account. No Limited Partner has the right to demand and receive property other than cash in return for amounts comprising such Limited Partner’s Capital Account.
6.9 Right to Withdrawal of Capital
     No Partner shall have the right to withdraw any amount from the Partnership or to receive any distribution from the Partnership, except as expressly provided in this Agreement and as permitted by Applicable Law.
6.10 Deficit in Accounts
     The interest of a Partner in the Partnership will not terminate by reason of a negative or zero balance in any account maintained on its behalf on the books of the Partnership.
ARTICLE 6
ALLOCATIONS OF TAXABLE INCOME AND TAXABLE LOSS
6.1 Allocation of Taxable Income
(a)	Subject to subsection 6.1(d), 0.01% of the Taxable Income of the Partnership for each fiscal year will be allocated to the General Partner and 99.99% of the Taxable Income of the Partnership for each fiscal year will be allocated to the Limited Partners who were holders of Units at any time during such fiscal year.

(b)	The Taxable Income allocated to each Limited Partner who held Units at any time during the applicable fiscal year will be equal to the sum of:

(i)	that portion, if any, of the Taxable Income of the Partnership for the fiscal year that is allocated to the Limited Partner pursuant to Section 7.4; and

(ii)	the product of:
(A)	the total Taxable Income of the Partnership for the fiscal year (after deducting the total of all amounts allocated to all Limited Partners for the fiscal year pursuant to Section 7.4; and

(B)	a quotient, the numerator of which is the aggregate amount of distributions of Distributable Income paid or payable or allocated to that Limited Partner by the Partnership pursuant to Section 7.1 with respect to that fiscal year (including, for greater certainty, any such distributions receivable by, or allocable to, that Limited Partner in respect of the Distribution Period ending on December 31 in that fiscal year), and the denominator of which is the aggregate of the distributions of Distributable Income paid or payable or allocated to all Limited Partners by the Partnership pursuant to Section 7.1 with respect to that fiscal year (including, for greater certainty, all such distributions receivable by, or allocable to, all Limited Partners in respect of the Distribution Period ending on December 31 in that fiscal year).
(c)	The amount of Taxable Income allocated to a Limited Partner may exceed or be less than the amount of Distributable Income distributed by the Partnership to that Limited Partner in respect of a given fiscal year.

(d)	Subject to Section 7.4, if, with respect to a given fiscal year of the Partnership, no distribution of Distributable Income is paid or payable or allocated to the Limited Partners by the Partnership pursuant to Section 7.1 with respect to that fiscal year (including, for greater certainty, distributions receivable by, or allocable to, the Limited Partners in respect of the Distribution Period ending on December 31 in that fiscal year), then one-twelfth of the Taxable Income of the Partnership for that fiscal year will be allocated to the General Partner and the Limited Partners of record on the last day of each month ending in that fiscal year, as to 0.01% and 99.99%, respectively, and the Taxable Income allocated to each Limited Partner of record on the last day of each month ending in such fiscal year will be equal to the product of:
(i)	the total Taxable Income of the Partnership allocated to all of the Limited Partners during such month; and

(ii)	a quotient, the numerator of which is the aggregate number of Units held by such Limited Partner on the last day of such month, the denominator of which is the total number of Units outstanding on the last day of such month.

(e)	Each item of deduction, credit, cost, expense or other attribute that is not included in computing Taxable Income or Taxable Loss and that is relevant in any respect whatsoever to the computation of the income or loss for the purpose of any Canadian federal, provincial or territorial, any United States federal or state, or other foreign tax legislation shall be allocated among the Partners in the same proportions as described in subsections 6.1(b) or (d) or Section 7.4, as applicable.
6.2 Allocation of Taxable Loss
(a)	If, with respect of a given fiscal year of the Partnership, the Partnership has a Taxable Loss, then one-twelfth of the Taxable Loss of the Partnership for that fiscal year will be allocated to the General Partner and the Limited Partners of record on the last day of each month ending in that fiscal year, as to 0.01% and 99.99%, respectively, and the Taxable Loss allocated to each Limited Partner of record on the last day of each month ending in such fiscal year will be equal to the product of:

(b)	the total Taxable Loss of the Partnership in respect of such month; and

(c)	a quotient, the numerator of which is the aggregate number of Units held by such Limited Partner on the last day of such month, the denominator of which is the total number of Units outstanding on the last day of such month.
6.3 Timing of Allocations
     All allocations provided for in Sections 6.1 and 6.2 shall be made at the end of each fiscal year of the Partnership.
ARTICLE 7
DISTRIBUTIONS
7.1 Distributions
(a)	The Partnership will distribute to the General Partner and to holders of Units whose names appear on the Register on the last day of each Monthly Distribution Period such percentage of the Distributable Income for that monthly Distribution Period as the General Partner determines in its discretion, which distribution shall be paid as to 0.01% to the General Partner and as to 99.99% to holders of Class A Units and Class B Units such that distributions made to holders of Class B Units will be economically equivalent, to the greatest extent possible, to the distribution that the holders of Class B Units would have received if they were holding Fund Units instead of Class B Units.

(b)	The Partnership may, in addition, make a distribution at any other time.

7.2 Record Date and Payment Date
     Distributions to Limited Partners for a Monthly Distribution Period will be made by the Partnership within 15 days of the end of the Monthly Distribution Period to holders of Units of record on the last day of the Monthly Distribution Period or on such other record and payment dates as the General Partner may determine from time to time. Distributions to the General Partner will be made by the Partnership within 15 days of the end of each Monthly Distribution Period. For greater certainty, distributions that are made after the end of any fiscal year, but that are payable on or before the end of that fiscal year, will be deemed to be distributions with respect to that fiscal year for purposes of Articles 6 and 7 hereof.
7.1 Manner of Payment
(a)	Distributions payable pursuant to Section 7.1 will be paid in cash. Any payment of cash by the General Partner to a Limited Partner pursuant to this Agreement will be conclusively deemed to have been made upon mailing of a cheque or bank draft payable to the Partner in a postage pre-paid envelope, addressed to the Partner at the Partner’s address appearing in the Register, unless such cheque is dishonoured upon presentment. In the case of a Unit registered in the name of two or more Limited Partners, any payment of cash by the Partnership to the Limited Partners shall be deemed to be made to such Persons jointly and will be conclusively deemed to have been made upon mailing of a cheque or bank draft payable to all of such Persons in a postage pre-paid envelope addressed to anyone of such Persons at such Limited Partner’s address appearing on the Register, unless such cheque or bank draft is dishonoured upon presentment. Upon making any such payment, the General Partner shall be discharged from all liability or obligation to the Partner in respect of such payment unless any such cheque or bank draft is lost or destroyed, in which case the General Partner, upon proof of loss or destruction and upon satisfactory indemnity being given to the General Partner, shall issue a replacement cheque or bank draft for a like amount.

(b)	Notwithstanding the foregoing, the General Partner, in lieu of forwarding or causing to be forwarded a cheque pursuant to subsection 7.3(a), may enter into an agreement with a Partner providing for the payment to such partner of amounts hereunder by electronic funds transfer or by any other method at a place or places other than the place or places specified herein. Any payment of any cash amount pursuant to such agreement will, notwithstanding any other provision of this Agreement, be valid and binding on the General Partner, the Partnership and the relevant Partner.
7.2 Tax Considerations on Non-Cash Distributions
     Where a distribution, other than a distribution of cash made in accordance with Section 7.3 above, results in income or the allocation of an amount to the Partnership for the purpose of computing the Net Income, Net Loss, Taxable Income or Taxable Loss or other amount of the Partnership under the Tax Act or other relevant taxing statute, the income or amount shall be allocated to the Partner receiving the distribution.

7.3 Set-Off
     The Partnership may set off any of its obligations to make distributions to any of the Partners against any liabilities or obligations of such Partners to the Partnership under this Agreement.
7.4 Prohibition on Payments
     No payments shall be made to Partners pursuant to this Article 7 if the payment would reduce the assets of the Partnership to an amount insufficient to discharge the liabilities of the Partnership to Persons who are not Partners.
7.5 Repayments
     If, as determined by the Auditor, it appears that any Partner has received an amount under this Article 7 that is in excess of that Partner’s entitlement hereunder, the Partner will, promptly upon notice from the General Partner, reimburse the Partnership to the extent of the excess, and failing immediate reimbursement, the General Partner may withhold the amount of the excess (with interest at the prime rate of interest charged by the Partnership’s bank plus 3% per annum from time to time calculated and compounded monthly) from further distributions otherwise due to the Partner.
7.6 Withholding Rights
     The Partnership will be entitled to deduct and withhold from any consideration or distribution otherwise payable to Partners under this Agreement such amounts as the Partnership is required or permitted to deduct and withhold with respect to such payment (or with respect to any such prior payment, but only to the extent any amount required to be deducted and withheld from such prior payment was not actually deducted and withheld) under the Tax Act or any provision of federal, provincial, state, local or foreign tax law, or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. In addition, to the extent the Partnership receives an amount, directly or indirectly, that was paid by an affiliate or subsidiary of the Partnership to the Partnership, or to another affiliate or subsidiary of the Partnership, and in respect of which the payor was required to deduct and withhold an amount pursuant to the Code, the Partnership shall be entitled to deduct from any distribution or consideration otherwise payable to a Partner under this Agreement that portion of the amount deducted and withheld by the payor that relates to the Partner. To the extent that amounts are so deducted and withheld, the amounts will be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that the withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Partner exceeds the cash portion of the consideration or distribution otherwise payable to the Partner, the Partnership is hereby authorized to sell or otherwise dispose of any portion of the consideration or distribution as is necessary to provide sufficient funds to the Partnership to enable it to comply with the deduction or withholding requirement (or make such permitted deduction) and the Partnership will notify the Partner and remit to the Partner any unapplied balance of the net proceeds of such sale.

7.7 Notice Requirements for Certain Non-U.S. Persons
     Any Limited Partner that is not a U.S. person (for United States federal income tax purposes) and that is or becomes a “10-percent shareholder” of Extendicare Holdings Inc. or any of its subsidiaries within the meaning of Section 871(h)(3)(B) or Section 881(c)(3)(B) of the Code and any Limited Partner that is a bank or a controlled foreign corporation described in Section 881(c)(3) of the Code shall provide notice of such status to the General Partner in accordance with Section 17.1.
ARTICLE 8
FUNCTIONS AND POWERS OF THE PARTNERS
8.1 Investment Guidelines and Operating Policies
     The provisions of Article V, “Investment Guidelines and Operating Policies”, of the Fund Deed of Trust are hereby incorporated by reference into this Agreement and, notwithstanding anything to the contrary in this Agreement, the General Partner shall be bound by such investment guidelines and operating policies applicable to the Fund and shall conduct the Business in a manner consistent therewith and take, or cause to take, all such actions as may be necessary to give full effect to such provisions.
8.2 Authority of the General Partner
(a)	Subject to Section 8.1, the General Partner will have the exclusive authority to manage, control, administer and operate the Partnership, to make all decisions regarding the Business and to bind the Partnership. The General Partner will co-ordinate the organization and registration of the Partnership, manage the ongoing Business and administrative affairs of the Partnership and monitor the Business and investment portfolio of the Partnership.

(b)	No Person dealing with the Partnership will be required to verify the power of the General Partner to take any measure or to make any decision in the name or on behalf of the Partnership.

(c)	The General Partner shall not have the authority to take any action in conflict with the terms of this Agreement or the Declaration.
8.3 Rights, Powers and Obligations of the General Partner
(a)	The General Partner will have all of the rights, powers and obligations that may be possessed by a general partner pursuant to the Act and such rights, powers and obligations otherwise conferred by Applicable Law. Without limiting the generality of anything herein, the General Partner will be vested with the following rights and powers and shall have the following obligations, as the case may be:
(i)	to participate in the Arrangement as contemplated by the Arrangement Agreement and the Plan of Arrangement;

(ii)	to negotiate, enter into and perform agreements by or on behalf of the Partnership involving matters or transactions that are within the ordinary course of the Business;

(iii)	to manage, control, administer and develop all of the activities of the Partnership and to take all measures necessary or appropriate for the Business or ancillary thereto, and to ensure that the Partnership complies with all necessary reporting and administrative requirements;

(iv)	subject to subsection 8.3(d), to sell, transfer, assign and convey, for and on behalf of the Partnership, all or any part of the property or assets of the Partnership on such terms and conditions as the General Partner shall determine;

(v)	to acquire assets or securities in furtherance of the Business, including any securities of the Partnership, the Initial Limited Partner or the Fund in connection with the Partnership’s obligations under the Exchange and Support Agreement;

(vi)	to maintain, improve or change any assets of the Partnership from time to time;

(vii)	to collect, sue for and receive all sums of money coming due to the Partnership, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Partnership, the Business or the assets of the Partnership;

(viii)	to appoint the Auditors;

(ix)	to keep adequate books, records and accounts reflecting the activities of the Partnership;

(x)	to conclude agreements with third parties for services that may be rendered to the Partnership in the normal course of its affairs;

(xi)	to issue Class A Units or Class B Units to Limited Partners as contemplated in this Agreement;

(xii)	to admit any Person as a Limited Partner;

(xiii)	make distributions of Distributable Income;

(xiv)	to open and to manage, in the name of the Partnership, bank accounts, to name signing officers for these accounts and to spend the funds of the Partnership in the exercise of any right or power possessed by the General Partner hereunder;

(xv)	to incur and pay all costs and expenses in connection with the Partnership or relating to the Business of the Partnership including the reimbursement of expenses of the Fund and the Initial Limited Partner determined to be appropriate by the Board;

(xvi)	to spend the capital of the Partnership in the exercise of any right or power exercisable by the General Partner hereunder;

(xvii)	without limit as to amount, to borrow money in the name of the Partnership from time to time, from any Partner or its affiliates, banks, financial institutions and/or any other lenders, for the purpose of carrying out the Business or any other purposes of the Partnership and for such purpose to draw, make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions), and secure the payment of sums so borrowed and assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate or grant any security interest, mortgage or encumbrance in all or part of the property of the Partnership or assign or grant a security interest in any money owing to the Partnership or engage in any other means of financing the Partnership;

(xviii)	to cause the Partnership, without limit as to amount, to lend funds to such parties, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Partnership by the General Partner;

(xix)	to cause the Partnership to guarantee, indemnify or act as a surety with respect to the payment or performance of any indebtedness, liabilities or obligations of any kind of any Person including, without limitation, any Partner or any Affiliate of any Partner; to enter into any subordination, postponement and priority agreement on behalf of the Partnership or any other Person and subordinate and postpone any debt or security; and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate or grant any security interest, mortgage or encumbrance over or with respect to all or any portion of the property of the Partnership in connection therewith;

(xx)	to distribute the assets of the Partnership to the Partners in specie;

(xxi)	to obtain any insurance coverage for the Partnership;

(xxii)	to continue the Business until dissolved in accordance with Article 15;

(xxiii)	to employ, retain, engage or dismiss from employment, personnel, agents, representatives or professionals or other investment participants with the powers and duties upon the terms and for the compensation as in the discretion of the General Partner may be necessary or advisable in the carrying on of the Business;

(xxiv)	to commence or defend any action or proceeding in connection with the Partnership;

(xxv)	to retain legal counsel, accountants, engineers, experts, advisors or consultants as the General Partner considers appropriate and rely upon the advice of such Persons; and

(xxvi)	to execute any and all deeds, documents, agreements and instruments and to do all acts as may be necessary or desirable in the opinion of the General Partner to carry out the intent and the purpose of this Agreement.
(b)	Subject to Section 8.6, the General Partner may itself render additional services to the Partnership, provided that the services rendered by the General Partner or by any other party associated with the General Partner are performed pursuant to a written agreement and are charged to the Partnership at rates consistent with those of a third party dealing at arm’s length with the General Partner and furnishing similar services.

(c)	The General Partner will have the power and authority on behalf of the Partnership and of each Limited Partner to make, in respect of the Partnership and of any Partner’s interest in the Partnership, any and all elections, returns, determinations or designations under the Tax Act or any other taxation or other similar legislation in Canada or of any province or other jurisdiction, and to prepare any information return required in respect of the activities of the Partnership and to file any such elections, returns, determinations, designations or information returns, except to the extent that any such elections or information returns may have to be completed or filed by the Limited Partners.

(d)	Unless authorized by an Extraordinary Resolution, the General Partner will not be entitled to effect the sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Partnership.
8.4 General Partner’s Standard of Care
(a)	The General Partner will exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Partnership and will exercise the degree of care, diligence and skill that a reasonably prudent and qualified person would exercise in comparable circumstances.

(b)	The General Partner will indemnify the Partnership for any losses, liabilities, expenses and damages incurred by the Partnership as a result of the General Partner’s breach of the provisions of subsection 8.4(a).

8.5 Delegation
     The General Partner may contract with any Person to carry out any of the duties of the General Partner hereunder and may delegate to such Person any power and authority of the General Partner hereunder, but no such contract or delegation will relieve the General Partner of any of its obligations hereunder.
8.6 Expenses of the Partnership
     The Partnership will reimburse the General Partner for all reasonable costs incurred by the General Partner or its designees or subcontractors in the performance of its duties hereunder, including costs and expenses of the Board, costs associated with the business of the General Partner in acting as a general partner of the Partnership, and including, without limitation, costs specifically incurred for the benefit of the Partnership, including salaries and benefits payable to employees of the General Partner and costs associated with the holding of Partners’ meetings and professional fees, but specifically excluding expenses of any action, suit or other proceeding in which or in relation to which the General Partner is adjudged to be in breach of any duty or responsibility imposed upon the General Partner hereunder. All such direct and allocated expenses will be subject to an independent audit report thereon to the Limited Partners at the request of the Limited Partners expressed by Ordinary Resolution and the General Partner covenants to provide reasonable access to its books and records for such purpose.
8.7 No Management or Control by Limited Partners
     No Limited Partner shall:
(a)	take part in the control, management, operation or administration of the Business or exercise any power in connection therewith;

(b)	transact any matters on behalf of the Partnership or make any commitment on behalf of or to otherwise obligate or bind the Partnership;

(c)	other than by voting on a resolution of the Partners, execute any document which binds or purports to bind any other Partner or the Partnership;

(d)	hold itself out as having the power or authority to bind any other Partner or the Partnership or deal with any Person on behalf of the Partnership;

(e)	have any authority or power to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(f)	bring any action for partition or sale or otherwise in connection with the Partnership, any interest in any property of the Partnership, whether real or personal, tangible or intangible, or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any property of the Partnership;

(g)	compel or seek a partition, judicial or otherwise, to have any of the assets of the Partnership distributed or to have any of the assets of the Partnership distributed to the Partners in kind; or

(h)	take any action that will jeopardize or eliminate the status of the Partnership as a limited partnership, provided for certainty, that no Limited Partner shall be presumed to be taking part in the control of the Business by reason only that the Limited Partner exercises rights and powers in addition to the rights and powers conferred upon the Limited Partner by the Act.
8.8 Limited Partner Not a General Partner
     If any provision of this Agreement has the effect of imposing upon any Limited Partner any of the liabilities or obligations of a general partner under the Act, such provision shall be deemed to be of no force and effect and severed from the remainder of this Agreement.
8.9 Compliance with Laws
     Each Limited Partner will, at the request of the General Partner, execute such documents considered by the General Partner to be necessary to comply with any Applicable Law or regulation of any jurisdiction in Canada, for the continuation, operation or good standing of the Partnership.
8.10 Restriction Upon the General Partner
     The General Partner’s power and authority does not extend to any powers, actions or authority enumerated in Section 12.8 unless and until the requisite Extraordinary Resolution is passed by the Partners. In addition, the General Partner will not:
(a)	co-mingle the funds of the Partnership with the funds of the General Partner or its Affiliates or with the funds of any other Person; or

(b)	dissolve the affairs of the Partnership except in accordance with the provisions of Article 15 of this Agreement.
8.11 Removal of Restrictions
     To the greatest extent permitted by the Act, any and all restrictions of and limitations on the rights, powers and authority of the General Partner that may be removed, waived or otherwise avoided by agreement of the Partners, including the restrictions contained in subsection 8(g) of the Act but excluding the remaining restrictions contained in Section 8 of the Act, are hereby removed, waived and avoided.
8.12 Ratification of Actions
     Any action taken by the General Partner on behalf of the Partnership in accordance with the terms of this Agreement is deemed to be the act of the Partnership and binds the Partnership.

8.13 Confidentiality of Information
     The General Partner will at all times maintain the confidentiality of financial and other information and data which it may obtain through or on behalf of the Partnership, the disclosure of which may adversely affect the interests of the Partnership or any Limited Partner, save and except to the extent that disclosure of all or any part thereof is required by Applicable Law or is in the best interests of the Partnership, and the General Partner will utilize such information and data only for the Business.
8.14 Capital Expenditures
     With respect to any capital expenditures by the Partnership which are to be undertaken by the Partnership, the capital expenditures shall be financed through revenues accruing to the Partnership, through the issuance of Units, through sales of assets of the Partnership, or through borrowings by the Partnership or a Partner or an affiliate of a Partner utilizing the assets of the Partnership as security for such loans, if necessary, and on such terms and conditions as may be determined by the General Partner. The General Partner has the sole authority on behalf of the Partnership, within the parameters set forth above, to determine the manner in which any such capital expenditures shall be financed.
8.15 Banking Provisions
     All monies received from time to time for or on account of the Partnership shall forthwith be deposited by the General Partner for the account of the Partnership in the same drafts, cheques, notes, bills or cash in which they are received. All cheques, notes, drafts and orders for payment shall be signed by the General Partner for and on behalf of the Partnership whether in its own name or in its name for and on behalf of the Partnership.
ARTICLE 9
ACCOUNTING AND REPORTING
9.1 Fiscal Year
     The initial fiscal year of the Partnership will end on December 31, 2006. Thereafter, each fiscal year of the Partnership will commence on January 1 in each year and will end on the earlier of December 31 of that year or on the date of dissolution or other termination of the Partnership. The fiscal year shall not be changed unless the change is approved by the General Partner or required pursuant to the Tax Act or other Applicable Laws.
9.2 Records of the Partnership
(a)	During the term of the Partnership and for a period of six years thereafter, the General Partner will keep at its principal place of business, proper and complete records and books of account reflecting the assets, liabilities, income and expenditures of the Partnership and copies of those documents and records described in subsection 9.2(b).

(b)	The General Partner must, either directly or through the Registrar and Transfer Agent, maintain a Register that will, among other things, list the names and addresses of all the Partners, the amount of money and value of other property contributed or to be contributed to the Partnership by the Partners and the number of Units held by each of them. The Register, the Declaration, this Agreement, and all amendments thereto, minutes of Limited Partners’ meetings, resolutions of the Limited Partners and publicly issued financial statements of the Partnership will be available for inspection and audit by any Limited Partner or its duly authorized representative during normal business hours at the office of the General Partner.

(c)	In the event that there is a change in the Registrar and Transfer Agent, the General Partner will notify the Limited Partners of any such change.
9.3 Annual Report and Income Tax Information
     The General Partner will forward to each Person who was a Limited Partner at the end of such fiscal year:
(a)	an annual report for such fiscal year within 90 days of the end of such fiscal year which annual report will contain:
(i)	audited financial statements of the Partnership as at the end of and for such fiscal year (prepared in accordance with the provisions of this Agreement), with comparative financial statements as at the end of and for the immediately preceding fiscal year, including:
(A)	a balance sheet;

(B)	a statement of income;

(C)	a statement of cash flows; and

(D)	a statement of changes in capital;
(ii)	a report of the Auditor on such financial statements;

(iii)	a report on allocations and distributions to Limited Partners; and

(iv)	such other information as is required to be provided to the Partners pursuant to Applicable Laws or, in the opinion of the General Partner, is material to the Business, unless the financial results of the Partnership are consolidated with the audited financial statements of the Fund in which case the Partnership will provide each Partner the annual report of the Fund for such fiscal year within 90 days of the end of such fiscal year; and

(b)	by March 31 of the subsequent fiscal year such other information or tax information returns as is necessary to enable such Person to file returns under the Tax Act and under the income tax laws of the province in which it, he or she resides and with respect to its, his or her income from, and expenses and deductions derived from its, his or her participation in, the Partnership in such fiscal year, but neither the General Partner nor the Partnership shall have any responsibility to prepare or file income tax returns for any Limited Partner.
9.4 Appointment of Auditor
     The Partnership will retain the Auditor to review and report to the Partners on the financial statements of the Partnership as described in paragraph 9.3(a)(i). The Auditor may be replaced or a new Auditor may be appointed by the General Partner.
ARTICLE 10
LIABILITIES OF THE PARTNERS
10.1 Liability of General and Limited Partners
(a)	The General Partner has unlimited liability for the undertakings, liabilities and obligations of the Partnership.

(b)	Subject to the Act and Applicable Law, the liability of each Limited Partner for the undertakings, liabilities and obligations of the Partnership will be limited to the amount of such Limited Partner’s Capital Contribution, any Contributed Amount that the Limited Partner has agreed, but not yet contributed, to the Partnership as described in the Register plus its pro rata share of the undistributed income of the Partnership. A Limited Partner will have no further liability. However, if as a result of a distribution to the Partners, the Capital of the Partnership is reduced and the Partnership becomes unable to discharge its debts in the normal course, each Partner having received any such distribution will be required to return same to the Partnership to the extent necessary to restore the Capital of the Partnership to its existing amount immediately before such distribution.

(c)	No Limited Partner, solely in its capacity as such, shall be responsible for any losses of any other Partner.

(d)	The Limited Partners acknowledge the possibility that, among other reasons, they may lose limited liability:
(i)	due to uncertainty in Canadian law in respect of the recognition of the limitation of liability of limited partners of limited partnerships formed under the laws of one province but operating, owning property or incurring obligations in another province; or

(ii)	for taking part in the control or management of the Business; or

(iii)	for making or being responsible for false statements in the public filings made pursuant to the Act, in which case the Limited Partners may be liable to third parties.
10.2 Indemnity of Partnership
     The General Partner will indemnify and hold harmless the Partnership from any costs, damages, liabilities, expenses or losses suffered or incurred by the Partnership that results from or arises out of the fraud, willful misconduct or gross negligence on the part of the General Partner.
10.3 Indemnity of General Partner
(a)	To the fullest extent permitted by Applicable Law, but subject to the limitations expressly provided in this Agreement, the General Partner, any former General Partner, any Person who is or was an affiliate of the General Partner or any former General Partner, any Person who is or was an officer, director, employee, partner, or agent of the General Partner or any former General Partner or any of their affiliates, or any Person who is or was serving at the request of the General Partner or any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person (collectively, an “Indemnitee”) will be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, legal fees and expenses on a full indemnity basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as:
(i)	the General Partner, a former General Partner or any of their affiliates; or

(ii)	an officer, director, employee, partner, agent or trustee of the General Partner, any former General Partner or any of their affiliates; or

(iii)	a Person serving at the request of the General Partner, any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person, provided, that
(iv)	in each case the Indemnitee acted honestly and in good faith with a view to the best interests of the Partnership;

(v)	in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnitee had reasonable grounds for believing its conduct was lawful; and

(vi)	no indemnification pursuant to this Section 10.3 will be available to an Indemnitee where the Indemnitee has been adjudged by a final decision of a court of competent jurisdiction that is no longer appealable to have been grossly negligent in the performance of its obligations under this Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not create a presumption that the Indemnitee acted in a manner contrary to that specified above.
Any indemnification pursuant to this Section 10.3 will be made only out of the assets of the Limited Partnership.

(b)	To the fullest extent permitted by Applicable Law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding will, from time to time, be advanced by the Partnership prior to the final disposition of any claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay that amount if it is determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 10.3.

(c)	The indemnification provided by this Section 10.3 will be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any resolution of the Partners, as a matter of law or otherwise, as to actions in the Indemnitee’s capacity as:
(i)	the General Partner, a former General Partner or any of their affiliates;

(ii)	an officer, director, employee, partner, agent or trustee of the General Partner, any former General Partner or any of their affiliates; or

(iii)	a Person serving at the request of the General Partner, any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person, and will continue as to an Indemnitee who has ceased to serve in that capacity.

(d)	The Partnership may purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of those Persons as the General Partner determines, against any liability that may be asserted against or expense that may be incurred by that Person in connection with the Partnership’s activities, whether or not the Partnership would have the power to indemnify those Persons against those liabilities under the provisions of this Agreement.

(e)	The General Partner will hold the benefit of this indemnity in trust and as agent for the Indemnitees.

10.4 Indemnity of Limited Partners
(a)	The General Partner will indemnify and hold harmless each Limited Partner from and against all losses, liabilities, expenses and damages suffered or incurred by the Limited Partners by reason that liability of the Partnership is not limited as provided in subsection 10.1(b), except where the lack or loss of limited liability is caused by some act or omission of such Limited Partner or a change in any Applicable Laws.

(b)	The amount of such indemnity will be limited to the extent of the assets of the General Partner and will under no circumstance include the assets of the General Partner’s parent or any affiliate of the General Partner. Except as specifically provided for in Sections 10.2 and 10.3, the General Partner will not otherwise be called upon or be liable to indemnify the Partnership or any Limited Partner.
10.5 Costs of Litigation
     In any action, suit or other proceeding commenced by a Limited Partner against the General Partner, the Partnership shall bear the reasonable expenses of the General Partner required to be borne by the General Partner in any such action, suit or other proceedings in which or in relation to which the General Partner is adjudged not to be in breach of any duty or responsibility imposed upon it hereunder; otherwise, such costs will be borne by the General Partner or Limited Partner, as the case may be.
10.6 Negligent Acts
     Each Partner shall be liable while it is a Partner or after it has ceased to be a Partner for any grossly negligent acts or omissions committed by it or those Persons directly under its control while it is or was a Partner in the Partnership.
10.7 Admission of Negligent Acts
     Each Partner covenants that it will not admit to having committed any negligent act or omission in the performance of its duties as a Partner nor settle or compromise any action brought against it with respect to such negligent act or omission without the prior written consent of the other Partners or its insurers.
10.8 Notification of Potential Claim or Inquiry
     Each Partner covenants and agrees to notify the other Partners, in writing, of any potential or actual claim or any potential or actual inquiry, complaint or investigation by any individual, governmental or other authority over the Partners or their employees within three (3) Business Days upon any Partner learning of any such claim, inquiry, complaint or investigation.

10.9 Liability Insurance
     The Partnership may maintain a policy of liability insurance for each Partner in such amount as may be agreed from time to time by the Partners and if such insurance is obtained shall provide the Partners with a certificate of insurance evidencing such insurance.
10.10 Correction of Default by General Partner
     With the exception of the requirements of Section 11.1, any curable default of the General Partner resulting from an omission to take any measure within a prescribed time period and having no material adverse effect on the Limited Partners or the Partnership will be deemed to have been corrected if the measure is taken within 45 days following a notice by a Limited Partner requesting the General Partner to remedy the default.
ARTICLE 11
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PARTNERS
11.1 Representations, Warranties and Covenants of the General Partner
(a)	The General Partner hereby represents and warrants to the Limited Partners that:
(i)	the General Partner is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business and has made all necessary filings under all Applicable Laws to which the General Partner is subject;

(ii)	the General Partner has good and sufficient power, authority and right to enter into and deliver this Agreement and act as the General Partner and its obligations herein do not conflict with or constitute a default under its articles of incorporation, its by-laws or any agreement by which it is bound or laws to which it is subject;

(iii)	this Agreement constitutes a valid and legally binding obligation of the General Partner, enforceable against the General Partner in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(iv)	the General Partner is not a Non-Resident.
(b)	The General Partner hereby covenants that:
(i)	the General Partner will maintain the registrations necessary for the conduct of its business and will have the licenses and permits necessary to carry on the Business in all jurisdictions where the activities of the Partnership require such licensing or other form of registration;

(ii)	the General Partner will make in a timely manner all filings respecting the Partnership which may be required to be made pursuant to the terms of this Agreement or Applicable Laws;

(iii)	the General Partner will exercise the powers conferred upon it hereunder in furtherance of the Business and will devote such time, with the appropriate personnel, to the conduct of the affairs of the Partnership as may be reasonably required for the proper management of the affairs of the Partnership;

(iv)	the General Partner will, in the conduct of the business and affairs of the Partnership, act in the best interests of the Partnership and will diligently enforce the rights of the Partnership pursuant to the terms of any instrument or document in the name and on behalf of the Partnership from time to time as may be reasonably determined by the General Partner to be in the best interests of the Partnership; and

(v)	the General Partner will not become a Non-Resident.
11.2 Representations, Warranties and Covenants of Initial Limited Partner
(a)	The Initial Limited Partner represents and warrants to the General Partner and all the other Limited Partners, if any, that:
(i)	the Initial Limited Partner, through its trustees, has the capacity and good and sufficient power, authority and right to enter into this Agreement;

(ii)	the Initial Limited Partner, or any other beneficial owner of the Units registered in its name, is not a Non-Resident; and

(iii)	this Agreement constitutes a valid and legally binding obligation of the Initial Limited Partner, enforceable against the Initial Limited Partner in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.
(b)	The Initial Limited Partner covenants that the Initial Limited Partner will ensure that its status as described in paragraph 11.2(a)(ii) above will not be modified and it will not transfer its Units in whole or in part in a manner that would not conform with Section 4.15.
11.3 Representations, Warranties and Covenants of Limited Partners
     Each Limited Partner (other than the Initial Limited Partner) severally represents and warrants and covenants to the General Partner and each of the other Limited Partners (if any) as follows:

(a)	if it is a Person other than an individual, such Limited Partner is incorporated or formed and validly subsisting under the laws of its jurisdiction of incorporation or formation;

(b)	such Limited Partner has and will continue to have the capacity and authority to act as a limited partner under this Agreement and to perform its obligations hereunder, and such obligations (i) if it is a Person other than an individual, do not and will not conflict with, nor do they or will they result in a breach of any of, the constating documents or by-laws of the Limited Partner or resolutions of its trustees, directors or shareholders (or its sole shareholder, as the case may be) or any agreement by which it is bound and, in the case of any Limited Partner that is itself a limited partnership, any resolutions of the directors or shareholders (or the sole shareholder, as the case may be) of its general partner or any agreement by which its general partner is bound or its respective limited partnership agreement, and (ii) do not and will not require the approval or consent of, or any notice to or filing with, any Governmental Authority, other than those which have been obtained;

(c)	such Limited Partner has taken all necessary corporate, partnership or other action to authorize the execution, delivery and performance of this Agreement (if it is a Person other than an individual), and this Agreement constitutes a valid and legally binding obligation of the Limited Partner, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(d)	no authorization, consent or approval of, or filing with or notice to, any Person is required in connection with the execution, delivery or performance of this Agreement by such Limited Partner, other than those which have been obtained; and

(e)	such Limited Partner is not an Excluded Person, such Limited Partner will not change its status as represented herein or transfer or purport to transfer any of its Units to any Person that is an Excluded Person.
11.4 Term of Representations
     The representations, warranties and covenants contained in this Article 11 will survive the execution and delivery of this Agreement and each party covenants and agrees that each representation, warranty and covenant made pursuant to Article 11 remains and will remain true so long as such party remains a Partner, unless such representation, warranty or covenant states otherwise.

ARTICLE 12
PARTNERSHIP MEETINGS
12.1 Meetings
     It is recognized that while Limited Partners do not generally have the right to take any part in the management of the Business, such holders may, from time to time, consider those matters specifically set forth in Sections 12.8, 12.9 and 13.1. The General Partner may at any time call a meeting of Partners, and will call such a meeting on receipt of a written request from the Limited Partners holding, in the aggregate, not less than 25% of all Class A Units outstanding stating sufficiently for compliance with Section 12.2 the purpose for which the meeting is to be held. If the General Partner fails to call a meeting of Partners within 30 days after receipt of such written request, any Limited Partner may call such meeting in accordance with the terms hereof.
12.2 Notice
     Subject to subsection 4.3(a), notice of any Partners’ meeting will be given to each Limited Partner and the General Partner. The notice of any Partners’ meeting will be mailed at least 21 (or such shorter period as the General Partner may deem to be acceptable) and not more than 50 days prior to the meeting and must specify the time and place of the meeting and in reasonable detail, the nature of all business to be transacted. Notice of adjourned meetings will be given not less than 10 days in advance and otherwise in accordance with the provisions for notice contained in this Article 12, except that the nature of the business to be transacted need not be specified. The Partners shall be entitled to waive notice of any meeting.
12.3 Place of Meetings
     All Partners’ meetings will be held in the City of Toronto, Ontario or in such other place in Canada as the General Partner may designate.
12.4 Record Dates
     For the purpose of determining those Limited Partners who are entitled to vote or act at any meeting or any adjournment of any Partners’ meeting, or for the purpose of any other action, the General Partner shall fix a date not more than 60 days prior to the date of any meeting of Limited Partners or such other action, as a record date for the determination of those Limited Partners entitled to vote at such meeting or any adjournment of any meeting, or to be treated as Limited Partners of record for purposes of any other such action. The Persons so determined shall be the Persons deemed to have such entitlements, except to the extent that a Limited Partner has transferred any of his or her Units after such record date and the transferee of the Units (i) produces properly endorsed Unit Certificates or otherwise establishes to the satisfaction of the General Partner that he or she is the owner of the Units in question, and (ii) requests, not later than 10 days before the meeting, or such shorter period before the meeting as the General Partner may deem to be acceptable, that the transferee’s name be included in the list of Limited Partners as at such record date, in which case the transferee shall be treated as a Limited Partner of Record for purposes of such entitlements in place of the transferor.

12.5 Chair
     The chair of all meetings (the “Chair”) will be chosen by the General Partner unless those Limited Partners present in person or represented by proxy at the meeting choose, by Ordinary Resolution, some other person present to be Chair.
12.6 Quorum
(a)	One or more Limited Partners present in person or represented by proxy and representing not less than 5% of the Units then outstanding and entitled to vote at the meeting will constitute a quorum at a meeting of the Partners except a meeting called to consider the removal of the General Partner by Extraordinary Resolution at which one or more Limited Partners present in person or represented by proxy and representing not less than 50% of the Units then outstanding and entitled to vote at the meeting will constitute a quorum.

(b)	If a quorum is not present for a meeting of Partners within 30 minutes after the time fixed for holding the meeting, the meeting, if convened pursuant to a written request, will be cancelled, but otherwise will be adjourned to such date not less than 10 and not more than 21 days after the original date for the meeting as is determined by the Chair, and the Partners present in person or represented by proxy at such adjourned meeting will constitute a quorum for the transaction of any business that might have been dealt with at the original meeting in accordance with the notice calling same, with the exception of any adjourned meeting to remove the General Partner, in which case there must be one Limited Partner present in person and holding or representing by proxy at least 50% of the Units outstanding and entitled to vote thereon.
12.7 Voting Rights
(a)	At all meetings of Partners, each Limited Partner will be entitled to one vote for each Class A Unit held by it and, where a Class A Unit is held by joint holders, those holders shall be entitled to only one vote per Class A Unit. Holders of Class B Units shall only be entitled to vote as required by Applicable Laws, in respect of any matter which directly affects the rights of the Class B Units as set forth in subsection 12.9(a) or which requires the unanimous approval of all Partners as set out in Section 13.1, or as provided in the Exchange and Support Agreement. The General Partner will be entitled to one vote in its capacity as General Partner. The Chair will not have a casting vote. Every question submitted to a meeting will be decided by a show of hands unless a poll is demanded by a Limited Partner or the Chair before the question is put or after the results of the show of hands have been announced and before the meeting proceeds to the next item of business, in which case a poll will be taken. At any meeting of the Partners, on a matter voted upon:
(i)	for which no poll is requested, a declaration made by the Chair of the meeting as to the voting on any particular resolution will be conclusive evidence thereof; and

(ii)	for which a poll is requested, the result of the poll will be deemed to be the decision of the meeting on the question or resolution in respect of which the poll was taken.
(b)	At any meeting of Partners, any Limited Partner entitled to vote may vote by proxy in a form acceptable to the General Partner, provided the proxy has been received by the General Partner prior to the meeting. Any individual who is 18 years of age or older may be appointed as proxyholder. No instrument of proxy will be considered valid if dated more than one year before the date of the meeting. A proxy given on behalf of joint holders must be executed by all of them and may only be revoked by all of them. The Chair will determine the validity of any challenged instrument of proxy.

(c)	A proxy will be valid notwithstanding the subsequent death, incapacity, insolvency, bankruptcy or dissolution of the Limited Partner giving the proxy or the revocation of the proxy, provided that no written notice of such death, incapacity, insolvency, bankruptcy, dissolution or revocation has been received by the General Partner at the place of the meeting prior to the time fixed for the holding of the meeting. A Limited Partner that is not an individual may appoint an officer, director, partner, trustee or other authorized individual who is 18 years of age or older as its representative to attend, vote and act on its behalf at meetings of Partners, and may by a like instrument revoke any such appointment, and for all purposes of meetings of Partners, other than the giving of notice, an individual so appointed will be deemed to be the holder of every Unit held by the corporation it represents.

(d)	It is recognized that the Trust holds all of the Class A Units and that, as a consequence of the terms of the Trust’s deed of trust, the Fund Deed of Trust and the terms of this Agreement, the trustees of the Trust shall, where applicable, vote the Class A Units as directed and substantially determined by the vote of the Voting Unitholders of the Fund.
12.8 Extraordinary Resolutions
(a)	In addition to all other powers conferred on them by this Agreement, the holders of Class A Units and, in the case of paragraphs 12.8(a)(vi) and (vii) below but to the extent only permitted by subsection 12.9(a), the holders of Class B Units, may, by Extraordinary Resolution:
(i)	remove the General Partner and appoint a successor, as provided in Section 14.1;

(ii)	approve the assignment of the General Partnership Interest as provided in Section 14.2;

(iii)	waive any default on the part of the General Partner on such terms as they may determine and release the General Partner from any claims in respect thereof;

(iv)	approve the dissolution of the Partnership as provided in paragraphs 15.1(a)(i) and 15.1(a)(ii);

(v)	authorize the sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Partnership if such sale would represent a sale of all or substantially all of the value of the Fund Assets unless such a sale is part of an internal reorganization of the direct and indirect assets of the Fund and as a result of which the Fund has the same interest, whether direct or indirect, in the assets as the interest that it had prior to the reorganization;

(vi)	amend, modify, alter or repeal any Extraordinary Resolution previously passed by the Limited Partners; and

(vii)	subject to Article 13, amend this Agreement.
12.9 Class Approval Rights
(a)	Each of the following matters must be approved by Extraordinary Resolution and, in addition, by not less than 66 2/3% of the holders of Class B Units voting in respect of such matter:
(i)	adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Class B Units;

(ii)	making the rights, privileges, restrictions or conditions attaching to the Class A Units more favourable to the holders thereof; or

(iii)	amending this Agreement or the Exchange and Support Agreement in any manner adverse to the holders of Class B Units.
(b)	Each of the following matters must be approved by Extraordinary Resolution and, in addition, by not less than 66 2/3% of the holders of Class A Units voting in respect of such matter:
(i)	adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Class A Units;

(ii)	making the rights, privileges, restrictions or conditions attaching to the Class B Units more favourable to the holders thereof; or

(iii)	amending this Agreement in any manner adverse to the holders of Class A Units.
12.10 Minutes of Meetings
     Minutes and proceedings of every meeting of the Partners will be recorded by the General Partner. Minutes, when signed by the Chair of the meeting, will be prima facie evidence of the matters therein stated. Until the contrary is proved, every meeting in respect of which minutes have been made will be taken to have been duly held and convened and all proceedings referred to in the minutes will be deemed to have been duly passed.
12.11 Binding Effect of Resolutions
     Any Extraordinary Resolution or Ordinary Resolution passed in accordance with the provisions of this Agreement will be binding on all Partners, whether or not such Partner was present or represented by proxy at the meeting at which such resolution was passed, whether or not the Partner received a copy of the resolution if in writing and whether or not such Partner voted in favor of such resolution.
12.12 Resolutions
     Notwithstanding any provision of this Agreement, any resolution in writing executed by Partners holding a proportion of Units equal to or greater than the proportion of Units required to vote in favour thereof at a meeting of the Partners to approve that resolution is valid and binding for all purposes of this Agreement as if such Partners had exercised at that time all of the voting rights to which they were then entitled in favour of such resolution at a meeting called for that purpose.
12.13 Non-Prescribed Rules
     To the extent that the rules and procedures for the conduct of a meeting of the Partners are not prescribed in this Agreement, such rules and procedures may be determined by the Chair of the meeting.
ARTICLE 13
AMENDMENTS
13.1 Requirements for Amendments
(a)	Subject to Section 13.2, this Agreement may be amended only in writing and with the consent of the Limited Partners given by Extraordinary Resolution, but any amendment to this Article 13 may be made only with the unanimous consent of the Partners.

(b)	Notwithstanding Section 13.1(a) or any other section of this Agreement, no amendment may be made without the unanimous approval of all Partners in order to:
(i)	alter the ability of the Partners to remove the General Partner involuntarily;

(ii)	change the liability of any Limited Partner;

(iii)	allow any Limited Partner to take an active part in the Business or to exercise control over management of the Business, unless such Limited Partner has agreed to serve as General Partner or a delegatee thereof;

(iv)	change the priority of distributions of Distributable Income provided in Article 7 or the priority of the distribution of proceeds on liquidation as provided in Article 15;

(v)	change the right of a Partner to vote at any meeting;

(vi)	change the Partnership from a limited partnership to a general partnership or other Person;

(vii)	adversely affect the rights and obligations of any particular Partner without similarly affecting the rights and obligations of all other Partners;

(viii)	reduce the percentage of income allocable to the Limited Partners to less than 99.99%; or

(ix)	terminate the Partnership other than as provided for in this Agreement.
(c)	No amendment to this Agreement that would have the effect of adversely affecting the rights and obligations of the General Partner will become effective before 60 days after the date of the meeting at which such amendment was adopted, unless the General Partner consents to an earlier date.

(d)	No amendment to this Agreement may be made if it would cause the Fund to fail or cease to qualify as a “mutual fund trust” under the Tax Act.
13.2 Amendments Benefiting Limited Partners
     The General Partner may, without prior notice to or consent from any Limited Partner, amend from time to time any provision of this Agreement, if such amendment is:
(a)	in the opinion of the General Partner, based on counsel’s recommendation, for the protection or benefit of the Limited Partners or the Partnership or to cure an ambiguity or to correct or supplement any provision contained herein that may be defective or inconsistent with any other provision contained herein, and the amendment does not and will not, in the opinion of the General Partner, materially adversely affect the rights of any Limited Partner;

(b)	for the purpose of reflecting the admission, substitution, withdrawal or removal of Limited Partners in accordance with this Agreement;

(c)	a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the Limited Partners have limited liability under Applicable Laws; and

(d)	a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable Limited Partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.
13.3 Notice of Amendment
     Limited Partners will be notified of the full details of any amendment to this Agreement within 30 days after the effective date of the amendment.
ARTICLE 14
CHANGE OF GENERAL PARTNER
14.1 Removal or Resignation of General Partner
     The General Partner will continue as general partner of the Partnership until termination of the Partnership unless the General Partner is removed or resigns as set out below:
(a)	upon the dissolution, liquidation, bankruptcy, insolvency or winding-up of the General Partner or the making of any assignment for the benefit of creditors of the General Partner or the appointment of a trustee, receiver, receiver and manager or liquidator, or following any event permitting a trustee or receiver or receiver and manager to administer the affairs of the General Partner, if the trustee, receiver, receiver and manager or liquidator performs its functions for 180 consecutive days, provided a new General Partner shall be appointed by the Limited Partners by Ordinary Resolution within 180 days’ notice of such event and provided further that the General Partner shall not cease to be the general partner of the Partnership until the earlier of the appointment of a new General Partner and the expiry of the 180 day period;

(b)	the Limited Partners may remove the General Partner and appoint a successor by Extraordinary Resolution, but only if the General Partner has breached its obligations under this Agreement in such manner as would have a material adverse effect on the Business, assets or financial condition of the Partnership and, if capable of being cured, such breach continues unremedied for a period of 20 Business Days after the General Partner has received written notice thereof from any Limited Partner; and the Limited Partners shall appoint, concurrently with the removal of the General Partner, a replacement General Partner which shall assume all the responsibilities and obligations of the General Partner under this Agreement; or

(c)	the General Partner may resign voluntarily upon giving at least 180 days’ written notice to the Limited Partners provided the General Partner nominates a qualified successor whose appointment is ratified by the Limited Partners by Ordinary Resolution within such period.

     As a condition precedent to the resignation or removal of the General Partner, the Partnership shall pay all amounts payable by the Partnership to the General Partner pursuant to this Agreement accrued to the date of resignation or removal.
     Any successor General Partner must be a Person (other than an Excluded Person) that is a resident of Canada for purposes of the Tax Act, must agree in writing to be bound by the provisions of this Agreement, and in such writing must repeat the representations, warranties and covenants set out in Section 11.1.
     The General Partner that has been removed or resigned will do all things and take all steps necessary to effectively transfer the administration, management, control and operation of the Business to the new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.
14.2 Assignment of General Partnership Interest
     The General Partnership Interest may only be transferred with the consent of the Limited Partners granted by an Extraordinary Resolution, except in the case of the transfer to a Person or an entity controlling more than 50% of the equity shares of the General Partner or controlled in the same manner by the latter provided that the transferee assumes all of the obligations of the General Partner with respect to the Partnership. Notwithstanding the foregoing, the General Partner shall remain liable for the obligations of the General Partner hereunder unless the Limited Partners consent to a release of the General Partner from such obligations.
14.3 Release
     In the event of a change of the General Partner, the Partnership and the Limited Partners will release and hold harmless the former General Partner from all actions, claims, costs, demands, losses, damages and expenses with respect to events that occur in relation to the Partnership after the effective date of removal or resignation of the former General Partner, except to the extent that any such action, claim, cost, demand, loss, damage or expense arose out of any fault of the former General Partner prior to such effective date.
14.4 Non-Termination of the Partnership
     The Partnership will not come to an end by reason of the removal, replacement or withdrawal of the General Partner provided a new General Partner has been appointed.
14.5 Prohibition on Resignation
     The General Partner may not resign if the effect of its resignation would be to dissolve the Partnership.

ARTICLE 15
DISSOLUTION
15.1 Dissolution Events
(a)	the Partnership will be dissolved only as a result of the occurrence of any of the following events:
(i)	at the discretion of the General Partner, upon all of the assets of the Partnership having been distributed and the liabilities of the Partnership discharged;

(ii)	if the General Partner makes a proposal in writing to dissolve the Partnership and the Limited Partners consent thereto by means of an Extraordinary Resolution;

(iii)	the dissolution, liquidation, bankruptcy, insolvency or winding-up or the making of any assignment for the benefit of creditors of the General Partner or the appointment of a trustee, receiver, receiver and manager or liquidator, or following any event permitting a trustee or receiver or receiver and manager or liquidator to administer the affairs of the General Partner, if the trustee, receiver, receiver and manager or liquidator performs its functions for 180 consecutive days, unless a new General Partner is appointed pursuant to Article 14; or

(iv)	the failure to appoint a successor to the General Partner in accordance with subsection 14.1(b).
(b)	Notwithstanding the foregoing, upon the occurrence of a dissolution event described in subsection 15.1(a), the Partnership may be continued and no termination shall occur if all remaining Partners consent to the continuation of the Partnership.

(c)	The Partnership will not come to an end by reason of the death, insolvency, bankruptcy, dissolution, liquidation, merger, winding-up or other disability or withdrawal of any Limited Partner or upon the transfer of any Units.

(d)	Subject to any agreements with its secured lender(s), the General Partner (or in the event of an occurrence described in paragraphs 15.1(a)(ii) or (iii), such other Person as may be appointed by Ordinary Resolution of the Limited Partners) shall act as receiver of the assets of the Partnership and, in the order of priority set forth below, shall:
(i)	sell or otherwise dispose of such part of the Partnership’s assets as the General Partner or such other Person considers appropriate for the purpose of making the payments contemplated in (ii) and (iii) below;

(ii)	pay or provide for the payment of the debts and liabilities of the Partnership and liquidation expenses, and thereafter;

(iii)	distribute the remaining assets of the Partnership, if any, to the Partners on the Register on the date of dissolution, as to 0.01% of such balance to the General Partner and as to 99.99% of such balance to the Limited Partners in proportion to the number of Units held by them, and if necessary, take steps to partition undivided interests in property to pass direct ownership to Partners; and

(iv)	satisfy all applicable formalities relating to the dissolution of limited partnerships in such circumstances as may be prescribed by Applicable Law.
15.2 Rights of Limited Partners to ask for Dissolution
     Except as provided for in this Article 15, no Limited Partner will have the right to ask for the dissolution of the Partnership, for the winding-up of its affairs or for the distribution of its assets.
15.3 Termination
     Notwithstanding the dissolution of the Partnership, this Agreement will not terminate until the provisions of subsection 15.1(d) have been complied with.
ARTICLE 16
POWER OF ATTORNEY
16.1 Power of Attorney to General Partner
     Each Limited Partner, and each Person who is a successor, transferee of a Unit or assignee of the interest of a Limited Partner as the holder of a Unit, hereby irrevocably nominates, constitutes and appoints the General Partner, in its capacity as general partner of the Partnership, as its true and lawful attorney and agent, with full power of substitution and authority in its name, place and stead both before and after the dissolution of the Partnership, but subject to the terms and restrictions of this Agreement, to:
(a)	execute, swear to, acknowledge, deliver, file and record in the appropriate public offices in any jurisdiction where the General Partner considers it appropriate any and all of:
(i)	this Agreement, the Register, the Declaration, any amendments to this Agreement made in accordance with the terms of this Agreement or the Declaration and every other instrument required to form, qualify, continue and keep in good standing the Partnership as a limited partnership in or otherwise to comply with the laws of any jurisdiction in which the Partnership may carry on business or own property in order to establish and maintain the limited liability of the Limited Partners and to comply with the Applicable Laws of such jurisdiction (including such amendments to the Register as may be necessary to reflect the admission to the Partnership of additional Limited Partners or the transfer of a Unit);

(ii)	any instrument and any amendment to the Declaration necessary to reflect this Agreement and any amendment to this Agreement or the Exchange and Support Agreement made in accordance with the terms thereof;

(iii)	any instrument required in connection with the dissolution and termination of the Partnership and partition of assets distributed to Partners on dissolution in accordance with the terms of this Agreement;

(iv)	any instrument, deed, agreement or document executed by the General Partner in carrying on the Business as authorized by this Agreement;

(v)	all elections, determinations, designations, information returns, similar documents or instruments under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any province or other jurisdiction in respect of the affairs of the Partnership or a Partner’s interest in the Partnership including, without limitation, elections under subsections 22, 85(2), 97(2) and 98(3) of the Tax Act and the corresponding provisions of applicable provincial legislation in respect of the dissolution of the Partnership;

(vi)	any instrument required to be filed with any Governmental Authority and any document in connection with the Business; and

(vii)	any instrument required to convey a Limited Partner’s interest pursuant to Article 4;
(b)	to accept service of process for and on behalf of the Partnership at the principal office of the General Partner; and

(c)	make any application for and receive any amount of credit and/or grant under any federal or provincial incentive program.
16.2 Binding Effect of General Partner Representations
     Each Limited Partner agrees to be bound by any representation and action of the General Partner made or taken in conformity with the power of attorney granted in Section 16.1 and waives any and all defenses which may be available to contest, negate or disaffirm the actions of the General Partner taken in good faith under such powers of attorney.

16.3 Execution, Transfer and Delivery of Documents, Certificates, Agreements and Instruments
     The power of attorney includes, without limitation, the power to execute, transfer and deliver all agreements, certificates and documents, and prepare and file any and all such instruments, documents or the like, and elections or the like necessary or desirable to give effect to the foregoing, and any such agreement, transfer, certificate, document, instrument or filing signed by the General Partner shall be binding on each Partner as if executed by such Partner, and no party relying thereon need make any further inquiry as to the validity thereof.
16.4 Agreement to Ratify Acts of the General Partner
     Each of the Limited Partners hereby acknowledges and agrees that it will at any time, including after the dissolution or termination of the Partnership, provide the General Partner with such ratification of any acts done by the General Partner pursuant to the Power of Attorney or pursuant to its authority as General Partner under this Agreement, as may be requested or required by the General Partner. Such ratification will be in form and content that is satisfactory to the General Partner.
16.5 Ability to Exercise Power of Attorney
     Each of the Limited Partners declares that the Power of Attorney may be exercised during any legal incapacity, mental infirmity or incompetence of such Limited Partner.
16.6 Successors and Assigns
     The Power of Attorney granted herein is irrevocable, is a power coupled with an interest, shall survive the death, disability, incapacity, insolvency or other legal incapacity of the Limited Partner, shall survive the assignment, to the extent of the obligations of the Limited Partner under this Agreement or hereunder, by the Limited Partner of the whole or in any part of the interest of the Limited Partner in the Partnership, extends to the heirs, executors, administrators, successors, and assigns of the Limited Partner, and may be exercised by the General Partner on behalf of the Limited Partner, and in executing any instrument the General Partner may list thereon all of the Limited Partners executing such instrument with a single signature as attorney and agent for all of them.
16.7 Term of the Power of Attorney
     The Power of Attorney granted pursuant to Section 16.1 shall continue as long as any such attorney is a General Partner of the Partnership.

ARTICLE 17
NOTICES
17.1 Notices
(a)	Any demand, notice or other communication which must be given or sent under this Agreement will be given in writing and will be given by personal delivery, by prepaid mail or by facsimile or other means of electronic communication addressed to the General Partner and the Limited Partners as follows:
     in the case of the General Partner, at:
Extendicare Holding General Partner Inc.
3000 Steeles Avenue East
Markham, Ontario
L3R 9W2

Attention: President
Fax: (905) 470-4003
and in the case of the Limited Partners, at their respective addresses recorded in the Register maintained by the Registrar and Transfer Agent.

(b)	Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by prepaid mail, on the fifth day following the deposit thereof in the mail, and, if given by facsimile or other electronic means of communication on the day of transmittal thereof, if it is received during the normal business hours of the recipient, and on the next day during which such normal business hours next occur if not received during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by facsimile or other electronic means of communication.

(c)	An accidental omission in the giving of, or failure to give, a notice required by this Section 17.1 will not invalidate or affect in any way the legality of any meeting or other proceeding in respect of which such notice was or was intended to be given.

ARTICLE 18
MISCELLANEOUS
18.1 Limitation of Liability of the Trust
     Each of the parties hereto acknowledges that the obligations of the Trust under this Agreement will not be personally binding upon any of the trustees of the Trust, any registered or beneficial holder of units of the Trust or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Trust will be limited to, and satisfied only out of, the assets of the Trust. Any obligation of the Trust set out in this Agreement will, to the extent necessary to give effect to such obligation, be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the Trust in their capacities as trustees of the Trust only.
18.2 Benefit and Binding
     This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.
18.3 Time
     Time shall be of the essence of this Agreement.
18.4 Assignment
     This Agreement is not assignable in whole or in part by any party without the consent of the other parties hereto.
18.5 Entire Agreement
     This Agreement (including any terms of other agreements and documents incorporated herein by reference) and the Exchange and Support Agreement constitute the entire agreement between the parties hereto pertaining to the subject matter thereof. There are no warranties, representations, conditions or agreements in connection with such subject matter except as specifically set forth or referred to in such agreements. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made prior to, contemporaneous with or after entering into this Agreement and the Exchange and Support Agreement or any amendment or supplement hereto, by any of the parties hereto, or its directors, trustees, officers or agents, to any other party hereto or its directors, trustees, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement and the Exchange and Support Agreement. None of the parties to this Agreement has been induced to enter into it or any amendment or supplement hereto by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

18.6 Severability
     If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision and all other provisions hereof shall continue in full force and effect.
18.7 Further Assurances
     The parties hereto shall from time to time execute and deliver all such further documents and do all acts and things as the other parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
18.8 Execution in Counterparts and by Facsimile
     This Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which shall be construed together as one agreement, and facsimile signatures shall be as effective as original signatures.
18.9 Partition
     Each of the Partners hereby irrevocably waives for the term of the Partnership any right that such Partner may have to maintain any action for partition with respect to Partnership property.
18.10 No Waiver
     The failure of any Partner to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Partner’s right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach of default in the performance of any obligation hereunder shall constitute a consent or waiver to or of any other breach or default in the performance of the same or of any other obligation hereunder.
18.11 Remedies
     All rights and remedies under this Agreement are cumulative and in addition to other rights or remedies under this Agreement or any Applicable Law.
18.12 Calculation of Time Periods
     When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date which is the reference day in calculating such period shall be excluded. If the last day of such period is not a Business Day, then such period shall end on the next Business Day.

18.13 Notice by General Partner
     The General Partner, by its execution hereof, acknowledges that it has actual notice of the terms of this Agreement, consents hereto, and hereby covenants with each of the Limited Partners that it will at all times during the term of this Agreement be governed by the terms and provisions hereof in carrying out its business and affairs and the Business and affairs of the Partnership and, accordingly, shall give or cause to be given such notices, execute or cause to be executed such documents, and do or cause to be done such acts, matters and things as may from time to time be necessary or required to carry out the terms and intent hereof.
18.14 Bennett Jones LLP Acting for More Than One Party
     Each of the parties to this Agreement has been advised and acknowledges that Bennett Jones LLP is acting as counsel to and representing the Fund, the Initial Limited Partner, the General Partner and the Partnership (each a “Client” and, collectively, “Clients”) and, in this role, information disclosed to Bennett Jones LLP by one Client will not be kept confidential and will be disclosed to all Clients and each of the parties consents to Bennett Jones LLP so acting. In addition, should a conflict arise between any Clients, Bennett Jones LLP may not be able to continue to act for any of such Clients.
18.15 Language
     The parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonté express que la présente entente ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.

     IN WITNESS WHEREOF, the parties have executed this Agreement effective the date first above written.

EXTENDICARE HOLDING GENERAL PARTNER INC.
Per:	(signed) Alvin G. Libin
	Name:	Alvin G. Libin
Authorized Signatory

EXTENDICARE TRUST, by its Trustee
Per:	(signed) J. Thomas MacQuarrie
	Name:	J. Thomas MacQuarrie